JD GROUP
JD Group Limited
Reg. No. 1981/009108/06
JD House, 27 Stiemens Street
Braamfontein 2001
P O Box 4208 Johannesburg 2000
Tel: +27 (0) 11 408 0408
Fax: +27 (0) 11 408 0604

Your ref:
Our ref: J D GROUP/ SEC / LETTERS / 2005 / Encl. Connection Circular – 14 Sept 05 (sj)

PER COURIER **SEC. File No. 82-4401**

14 September 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
Stop 3-9

Dear Sirs

JD GROUP LIMITED
CIRCULAR ISSUED ON 31 AUGUST 2005 REGARDING A PROPOSED SCHEME OF ARRANGEMENT TO ACQUIRE CONNECTION GROUP HOLDINGS LIMITED

We enclose herewith 3 copies of the abovementioned circular for your records.

Kindly acknowledge receipt.

Sincerely
JD GROUP LIMITED

M I JAYE
Secretary

dlw 9/20

CONNECTION GROUP HOLDINGS

RECEIVED

2005 SEP 20 A 11:23

Connection Group Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1997/005390/06)
Share code: CCT ISIN: ZAE000042529

JD GROUP

JD Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771

A scheme of arrangement in terms of section 311 of the Companies Act No. 61 of 1973, as amended ("the Companies Act") proposed by JD Group Limited ("JDG") between Connection Group Holdings Limited ("Connection" or "the company") and its shareholders, other than the excluded parties,

or if the scheme fails,

a conditional substitute offer

and including:

- **an explanatory statement in terms of section 312(1)(a)(i) of the Companies Act;**
- **a scheme of arrangement in terms of section 311 of the Companies Act (blue);**
- **a valuation statement in terms of section 312(1)(a)(ii) of the Companies Act;**
- **a statement of directors' interests in terms of section 312(1)(a)(iii) of the Companies Act;**
- **the terms of the conditional substitute offer;**
- **the Order of Court convening the scheme meeting;**
- **the notice of scheme meeting;**
- **a form of proxy in respect of the scheme meeting (pink) (for use by certificated shareholders and dematerialised shareholders with "own name" registration only); and**
- **a form of substitute offer acceptance and surrender (yellow) (for use by certificated shareholders only).**

31 August 2005

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Merchant bank and sponsor to Connection

Corporate law advisors to Connection

PAUL BOTHA & ASSOCIATES (PTY) LTD

Scheme attorneys to Connection

Fluxmans ATTORNEYS
Website: www.fluxmans.com
Fluxmans Inc. Registration No: 2000/024775/21

Independent advisor to Connection

Investec Corporate Finance
Investec Bank Limited
(Registration number 1969/004763/06)

Financial advisor and transaction sponsor to JDG

ABSA
Corporate & Merchant Bank
Corporate Finance
ABSA Bank Limited,
Reg No 1986/004794/06

Attorneys to JDG

Feinsteins ATTORNEYS
(Levy, Feinsteins & Associates Inc)
(Registration number 1995/001716/21)

Sponsor to JDG

PSG CAPITAL

Action required by shareholders

Please take careful note of the following provisions regarding the action required by shareholders.

If you are in any doubt as to what action to take, consult your CSDP/broker, attorney, banker or other professional advisor immediately.

1. If you have dematerialised your shares, other than with "own name" registration:

As regards the scheme

1.1 Voting, attendance and representation at the scheme meeting

1.1.1 Your CSDP/broker should contact you to ascertain how you wish to cast your vote at the scheme meeting and thereafter to cast your vote in accordance with your instructions.

1.1.2 If you have not been contacted, it would be advisable for you to contact your CSDP/broker and furnish it with your voting instructions.

1.1.3 If your CSDP/broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP/broker.

1.1.4 In accordance with the mandate between you and your CSDP/broker you must advise your CSDP/broker if you wish to attend the scheme meeting. Your CSDP/broker will issue the necessary letter of authority to you to attend the scheme meeting, either in person or by proxy.

1.1.5 You must **not** complete the attached form of proxy (pink).

1.2 Attendance at Court hearing

In accordance with the mandate between you and your CSDP/broker, you must advise your CSDP/broker if you wish to appear, or to be represented by Counsel, at the Court hearing to sanction the scheme at 10:00, or as soon thereafter as Counsel may be heard, on Tuesday 8 November 2005 in Court. Should you wish to attend the Court hearing to object to the scheme, you will be obliged as a pre-requisite thereto, to depose to an affidavit, which must be filed with the Court, setting forth the grounds for any objection you may have to the scheme.

1.3 Surrender of documents of title

1.3.1 If your CSDP/broker does not obtain instructions from you, it will be obliged to act in terms of the custody agreement concluded between you and your CSDP/broker.

1.3.2 You must **not** complete the attached form of substitute offer acceptance and surrender (yellow).

1.4 Consideration

Scheme participants will have their accounts held at their CSDP/broker credited with the scheme consideration on the operative date.

In the event that the substitute offer is made

1.5 Acceptance of the substitute offer

1.5.1 Your CSDP/broker should contact you to ascertain if you wish to accept the substitute offer and, if so, in respect of how many shares, and thereafter to communicate your acceptance to the company.

1.5.2 If you have not been contacted it would be advisable for you to contact your CSDP/broker and furnish it with your instructions.

1.5.3 If your CSDP/broker does not obtain instructions from you, it will be obliged to act in terms of the custody agreement concluded between you and your CSDP/broker.

1.5.4 You must **not** complete the attached form of substitute offer acceptance and surrender (yellow).

1.5.5 If the substitute offer is made and becomes unconditional and you have accepted the substitute offer in respect of some or all of your shares, your account with your CSDP/broker will be credited with the substitute offer consideration within five business days of the announcement that the substitute offer has been made.

2. If you have not dematerialised your shares:

As regards the scheme

2.1 Voting, attendance and representation at scheme meeting

2.1.1 You may attend the scheme meeting in person and may vote at the scheme meeting.

2.1.2 Alternatively, you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy (pink) in accordance with the instructions it contains and return it to the transfer secretaries to be received by no later than 10:00 on Thursday 27 October 2005. Forms of proxy may also be handed to the chairperson of the scheme meeting no later than 10 minutes before the scheme meeting is due to commence.

2.2 Attendance at Court hearing

You are entitled to appear or be represented by Counsel at the Court hearing for the sanctioning of the scheme, which will take place at 10:00, or as soon thereafter as Counsel may be heard, on Tuesday 8 November 2005 in Court. Should you elect to do so, with the objective of opposing the scheme, then you will be obliged as pre-requisite thereto, to depose to an affidavit, which must be filed with the Court, setting forth the grounds for any objection you may have to the scheme.

2.3 Surrender of documents of title

You are required to surrender your documents of title in respect of all your scheme shares in order to claim the scheme consideration by completing the attached form of substitute offer acceptance and surrender (yellow), and returning it, together with the relevant documents of title, to the transfer secretaries.

2.4 Consideration

2.4.1 If the scheme becomes operative and you have surrendered your documents of title on or before the operative date, the scheme consideration will be posted to you on the operative date.

2.4.2 If you have not surrendered your documents of title on or before the operative date, then the scheme consideration will only be posted to you within five business days after the receipt of your documents of title together with a duly completed form of substitute offer acceptance and surrender (yellow).

In the event that the substitute offer is made

2.5 Acceptance of the substitute offer

2.5.1 You may accept the substitute offer in respect of all or part of your shares by completing the attached form of substitute offer acceptance and surrender (yellow) in accordance with the instructions it contains and returning it to the transfer secretaries together with the documents of title in respect of your shares.

2.5.2 If the substitute offer is made and becomes unconditional and you have accepted the substitute offer in respect of some or all of your shares and surrendered your documents of title with a duly completed form of substitute offer acceptance and surrender (yellow), the substitute offer consideration will be posted to you within five business days of the announcement that the substitute offer has been made or receipt of your documents of title by the transfer secretaries, whichever is the later.

2.5.3 If the substitute offer is made and you do not accept the substitute offer, but you have surrendered your documents of title prior to the operative date, they will be returned to you, by registered post, at your risk, within five business days of the announcement that the substitute offer has been made.

3. **If you have dematerialised your shares with "own name" registration:**

As regards the scheme

3.1 **Voting, attendance and representation at scheme meeting**

3.1.1 You may attend the scheme meeting in person and may vote at the scheme meeting.

3.1.2 Alternatively, you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy (pink) in accordance with the instructions it contains and by returning it to the transfer secretaries to be received by no later than 10:00 on Thursday 27 October 2005. Forms of proxy may also be handed to the chairperson of the scheme meeting up to 10 minutes before the scheme meeting is due to commence.

3.2 **Attendance at Court hearing**

You are entitled to appear or to be represented by Counsel at the Court hearing for the sanctioning of the scheme, which is due to take place at 10:00 or as soon thereafter as Counsel may be heard, on Tuesday 8 November 2005 in Court. Should you elect to do so, with the objective of opposing the scheme, then you will be obliged as pre-requisite thereto, to depose to an affidavit, which must be filed with the Court, setting forth the grounds for any objection which you may have to the scheme.

3.3 **Surrender of documents of title**

You must **not** complete the attached form of substitute offer acceptance and surrender (yellow).

3.4 **Consideration**

Scheme participants will have their accounts held at their CSDP/broker credited with the scheme consideration on the operative date.

In the event that the substitute offer is made

3.5 **Acceptance of the substitute offer**

3.5.1 If you wish to accept the substitute offer in respect of all or part of your shares, you must advise your CSDP/broker, who will be obliged to communicate your acceptance to the company.

3.5.2 You must **not** complete the attached form of substitute offer acceptance and surrender (yellow).

3.5.3 If the substitute offer is made and becomes unconditional and you have accepted the substitute offer in respect of some or all of your shares your account with your CSDP/broker will be credited with the substitute offer consideration within five business days of the announcement that the substitute offer has been made.

If you wish to dematerialise your shares, please contact your broker.

Shareholders are advised to consult their professional advisors about their personal tax positions regarding the receipt of the scheme consideration. Nothing in this document is to be construed as tax, legal or financial advice.

If you have disposed of all of your shares, this document should be handed to the purchaser of such shares or the broker, banker or other agent who disposed of your shares for you.

Summary

JDG is proposing the scheme, which scheme is contained in the blue document.

Also contained in this document is:

- an explanatory statement in terms of section 312(1)(a)(i) of the Companies Act;
- a valuation statement in terms of section 312(1)(a)(ii) of the Companies Act;
- a statement of directors' interests in terms of section 312(1)(a)(iii) of the Companies Act;
- additional information required by the SRP;
- the notice of scheme meeting;
- the Order of Court convening the scheme meeting;
- a form of proxy (pink) for the scheme meeting (for use by certificated shareholders and dematerialised shareholders with "own name" registration only);
- a form of substitute offer acceptance and surrender (yellow) for use by certificated shareholders who wish to tender their shares in anticipation of the scheme being implemented.

Should the scheme not become operative for any reason, JDG will, subject to fulfilment of the conditions precedent set out in paragraph 4 commencing on page 14, be deemed to have made a substitute offer to the shareholders.

This document also contains:

- the terms and conditions of the substitute offer; and
- an extract from section 440K of the Companies Act.

Should the substitute offer be accepted by offerees in respect of nine tenths or more of the offer shares, as the case may be, JDG will invoke the provisions of section 440K of the Companies Act to compulsorily acquire those offer shares in respect of which the substitute offer was not accepted.

Should the substitute offer be accepted by offerees in respect of less than nine tenths of all the offer shares, the substitute offer will fail for want of fulfilment of a condition precedent, unless JDG in writing waives fulfilment of that condition, in which event it will acquire those shares tendered.

A form of substitute offer acceptance and surrender (yellow) is attached for use by shareholders who, in addition to tendering their shares in terms of the scheme, wish to tender their shares in terms of the substitute offer, in the case of the scheme not becoming operative.

Corporate information

Connection

Connection company secretary and registered office

Johan Coetsee
B.Com, B.Acc (Hons), ACMA, CFA(SA)
6 Mellis Road
Mellis Park
Rivonia, Sandton, 2128
(PO Box 4148, Rivonia, 2128)

Transfer secretaries to Connection

Ultra Registrars (Pty) Limited
(Registration number 2000/007239/07)
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

Corporate law advisors to Connection

Paul Botha & Associates (Proprietary) Limited
(Registration number 2003/019259/07)
2nd Floor
5 Commerce Square
39 Rivonia Road
Sandhurst, 2196
(Private Bag X11, Northlands, 2116)

Scheme attorneys to Connection

Fluxmans Inc.
(Registration number 2000/024775/21)
11 Bierman Avenue
Rosebank, Johannesburg, 2196
(Private Bag X41, Saxonwold, 2132)

Independent advisor to Connection

Investec Bank Limited
(Registration number 1969/004763/06)
100 Grayston Drive
Sandown
Sandton, 2196
(PO Box 785700, Sandton, 2146)

Merchant bank and sponsor to Connection

Rand Merchant Bank
a division of FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)

JDG

JDG company secretary and registered office

M I Jaye
(CA) SA
11th Floor, JD House
27 Stiemens Street
Braamfontein, Johannesburg, 2001
(PO Box 4208, Johannesburg, 2000)

Financial advisor and transaction sponsor to JDG

Absa Corporate and Merchant Bank
Corporate Finance
a division of Absa Bank Limited
(Registration number 1986/004794/06)
3rd Floor (3W2)
Absa Towers North
180 Commissioner Street
Johannesburg, 2001
(PO Box 8054, Johannesburg, 2000)

Attorneys to JDG

Feinsteins
(Levy, Feinsteins & Associates Incorporated)
(Registration number 1995/001716/21)
10th Floor, JD House
27 Stiemens Street, Braamfontein
Johannesburg, 2001
(PO Box 8210, Johannesburg, 2000)

Sponsor to JDG

PSG Capital Limited
(Registration number 2002/017362/06)
Building No. 8, Woodmead Estate
1 Woodmead Drive, Woodmead
(PO Box 987, Parklands, 2121)

"dematerialised scheme members"	scheme members who hold dematerialised shares;
"dematerialised scheme participants"	scheme participants who hold dematerialised shares;
"documents of title"	share certificates, certified transfer deeds, balance receipts, or any other documents of title to certificated shares acceptable to Connection;
"EPS"	earnings per share;
"Exchange Control Regulations"	The Exchange Control Regulations, 1961, as amended, made in terms of Section 9 of the Currency and Exchanges Act, No. 9 of 1933, as amended;
"excluded parties"	collectively, the following: • the Connection Share Scheme in respect of the shares held by it; and • Software Connection (Proprietary) Limited in respect of the treasury shares that it holds;
"Feinsteins"	Levy, Feinsteins & Associates Incorporated (registration number 1995/001716/21), attorneys to JDG;
"Fluxmans"	Fluxmans Inc. (registration number 2000/024775/21), scheme attorneys to Connection;
"GAAP"	the South African Statements of Generally Accepted Accounting Practice;
"IAS"	International Accounting Standards;
"Investec"	Investec Bank Limited (registration number 1969/004763/06), which has been appointed by the board of directors of Connection as an independent advisor to advise it as to the fairness and reasonableness of the terms of the scheme and the scheme consideration or, failing implementation thereof, the substitute offer;
"JDG"	JD Group Limited (registration number 1981/009108/06), a company incorporated in South Africa, the shares of which are listed on the JSE;
"JDG shares"	the new ordinary shares of one cent each in the issued share capital of JDG, to be issued and allotted pursuant to the provisions of Newtrust in substitution for those of the Connection Share Scheme;
"JSE"	the JSE Limited (registration number 2005/022939/06), a company incorporated in South Africa, formerly the JSE Securities Exchange South Africa;
"last practicable date"	19 August 2005, being the last practicable date prior to the finalisation of this document;
"management"	executive management of Connection;
"NAV"	net asset value;
"Newtrust"	the JD Group Employee Share Incentive Trust (registration number IT 3300/96);
"offer"	the offer by JDG to acquire all the shares in Connection;
"offer shares"	shares held by all shareholders recorded in the register, other than the excluded parties, on the substitute offer record date;
"offeror"	JDG;

Corporate information

Connection

Connection company secretary and registered office

Johan Coetsee
B.Com, B.Acc (Hons), ACMA, CFA(SA)
6 Mellis Road
Mellis Park
Rivonia, Sandton, 2128
(PO Box 4148, Rivonia, 2128)

Transfer secretaries to Connection

Ultra Registrars (Pty) Limited
(Registration number 2000/007239/07)
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

Corporate law advisors to Connection

Paul Botha & Associates (Proprietary) Limited
(Registration number 2003/019259/07)
2nd Floor
5 Commerce Square
39 Rivonia Road
Sandhurst, 2196
(Private Bag X11, Northlands, 2116)

Scheme attorneys to Connection

Fluxmans Inc.
(Registration number 2000/024775/21)
11 Bierman Avenue
Rosebank, Johannesburg, 2196
(Private Bag X41, Saxonwold, 2132)

Independent advisor to Connection

Investec Bank Limited
(Registration number 1969/004763/06)
100 Grayston Drive
Sandown
Sandton, 2196
(PO Box 785700, Sandton, 2146)

Merchant bank and sponsor to Connection

Rand Merchant Bank
a division of FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)

JDG

JDG company secretary and registered office

M I Jaye
(CA) SA
11th Floor, JD House
27 Stiemens Street
Braamfontein, Johannesburg, 2001
(PO Box 4208, Johannesburg, 2000)

Financial advisor and transaction sponsor to JDG

Absa Corporate and Merchant Bank
Corporate Finance
a division of Absa Bank Limited
(Registration number 1986/004794/06)
3rd Floor (3W2)
Absa Towers North
180 Commissioner Street
Johannesburg, 2001
(PO Box 8054, Johannesburg, 2000)

Attorneys to JDG

Feinsteins
(Levy, Feinsteins & Associates Incorporated)
(Registration number 1995/001716/21)
10th Floor, JD House
27 Stiemens Street, Braamfontein
Johannesburg, 2001
(PO Box 8210, Johannesburg, 2000)

Sponsor to JDG

PSG Capital Limited
(Registration number 2002/017362/06)
Building No. 8, Woodmead Estate
1 Woodmead Drive, Woodmead
(PO Box 987, Parklands, 2121)

Contents

Definitions and interpretations

Unless the context indicates otherwise:

- reference to the singular shall include the plural and *vice versa;*
- words denoting one gender include the others;
- words and expressions denoting natural persons include legal persons and associations of persons; and
- the words in the first column have the meanings stated opposite them in the second column.

"ACMB"	Absa Corporate and Merchant Bank Corporate Finance (a division of Absa Bank Limited) (registration number 1986/004794/06), financial advisor and transaction sponsor to JDG;
"Alexander Forbes"	Alexander Forbes Limited (registration number 1958/001974/06), a company incorporated in South Africa;
"business day"	any day other than a Saturday, Sunday or public holiday in South Africa;
"certificated shares"	shares which have not yet been dematerialised, title to which is represented by a share certificate or other document of title;
"certificated scheme members"	scheme members who hold certificated shares;
"certificated scheme participants"	scheme participants who hold certificated shares;
"Code"	the Securities Regulation Code on Take-overs and Mergers established in terms of Section 440B of the Companies Act;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"Companies Act"	the Companies Act No. 61 of 1973, as amended;
"Connection" or "the company"	Connection Group Holdings Limited (registration number 1997/005390/06), a company incorporated in South Africa, the shares of which are listed on the JSE;
"Connection board"	the board of directors of Connection;
"Connection Share Scheme"	Connection Group Holdings Share Trust Scheme (Master's Reference Number IT 8014/97), which holds 7 166 297 shares, which shares are excluded from the scheme and the substitute offer and which will be dealt with in accordance with rule 20 and rule 29 of the trust deed that relate to the treatment of the shares held by the Connection Share Scheme in the event of a take-over of Connection;
"consideration record date"	the latest time and date for holders of the scheme shares to be recorded in the register as such in order to receive the scheme consideration, being 17:00 on Friday 18 November 2005. This date is subject to change and is conditional upon the fulfilment of all the scheme conditions precedent;
"Court"	the High Court of South Africa (Witwatersrand Local Division), which is located at High Court Building, von Brandis Square, corner Pritchard and von Brandis Streets, Johannesburg, 2001;
"CSDP"	Central Securities Depository Participant;
"dematerialised shares"	shares which have been incorporated into the STRATE system and which are no longer evidenced by physical documents of title;

"dematerialised scheme members"	scheme members who hold dematerialised shares;
"dematerialised scheme participants"	scheme participants who hold dematerialised shares;
"documents of title"	share certificates, certified transfer deeds, balance receipts, or any other documents of title to certificated shares acceptable to Connection;
"EPS"	earnings per share;
"Exchange Control Regulations"	The Exchange Control Regulations, 1961, as amended, made in terms of Section 9 of the Currency and Exchanges Act, No. 9 of 1933, as amended;
"excluded parties"	collectively, the following: • the Connection Share Scheme in respect of the shares held by it; and • Software Connection (Proprietary) Limited in respect of the treasury shares that it holds;
"Feinsteins"	Levy, Feinsteins & Associates Incorporated (registration number 1995/001716/21), attorneys to JDG;
"Fluxmans"	Fluxmans Inc. (registration number 2000/024775/21), scheme attorneys to Connection;
"GAAP"	the South African Statements of Generally Accepted Accounting Practice;
"IAS"	International Accounting Standards;
"Investec"	Investec Bank Limited (registration number 1969/004763/06), which has been appointed by the board of directors of Connection as an independent advisor to advise it as to the fairness and reasonableness of the terms of the scheme and the scheme consideration or, failing implementation thereof, the substitute offer;
"JDG"	JD Group Limited (registration number 1981/009108/06), a company incorporated in South Africa, the shares of which are listed on the JSE;
"JDG shares"	the new ordinary shares of one cent each in the issued share capital of JDG, to be issued and allotted pursuant to the provisions of Newtrust in substitution for those of the Connection Share Scheme;
"JSE"	the JSE Limited (registration number 2005/022939/06), a company incorporated in South Africa, formerly the JSE Securities Exchange South Africa;
"last practicable date"	19 August 2005, being the last practicable date prior to the finalisation of this document;
"management"	executive management of Connection;
"NAV"	net asset value;
"Newtrust"	the JD Group Employee Share Incentive Trust (registration number IT 3300/96);
"offer"	the offer by JDG to acquire all the shares in Connection;
"offer shares"	shares held by all shareholders recorded in the register, other than the excluded parties, on the substitute offer record date;
"offeror"	JDG;

"operative date"	the first business day following the consideration record date, being the date on which the scheme becomes operative, which is expected to be Monday 21 November 2005. This date is subject to change and is conditional upon the fulfilment of all scheme conditions precedent;
"PBA"	Paul Botha & Associates (Proprietary) Limited (registration number 2003/019259/07), corporate law advisors to Connection;
"PSG Capital"	PSG Capital Limited (registration number 2002/017362/06), sponsor to JDG;
"Registrar"	the Registrar of Companies;
"restricted period"	the period commencing six months prior to the publication of the first cautionary announcement in respect of the scheme on 14 July 2005 and ending on the last practicable date;
"return date"	the return date of the Order of Court (convening the scheme meeting) when the chairperson of the scheme meeting is to report the results thereof to the Court, (which date may be extended from time to time with the approval of the Court until all the scheme conditions precedent have been fulfilled or by 31 March 2006, as the case may be);
"RMB"	FirstRand Bank Limited (registration number 1929/001225/06), acting through Rand Merchant Bank Corporate Finance, merchant bank and sponsor to Connection;
"scheme"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by JDG between Connection and its shareholders, other than the excluded parties, in terms of which JDG will acquire the scheme shares in exchange for the scheme consideration, subject to any modification or amendment, to which Connection and JDG agree in writing and which is sanctioned by the Court;
"scheme conditions precedent" or "conditions precedent"	the conditions precedent to which the scheme is subject, as set out in paragraph 4 on page 14 of the explanatory statement;
"scheme consideration"	the consideration payable to each scheme participant in terms of the scheme, being R14.75 in cash, in South African Rand, for every scheme share held;
"scheme meeting"	the meeting of scheme members to be held at the registered office of Connection, 6 Mellis Road, Mellis Park, Rivonia, Sandton, 2128 at 10:00 on Friday, 28 October 2005 to consider and, if deemed fit, approve the scheme;
"scheme members"	shareholders, recorded in the register as such on the voting record date, who are entitled to attend and vote at the scheme meeting, other than the excluded parties;
"scheme participants"	shareholders, recorded in the register as such at 17:00 on the consideration record date, who are entitled to receive the scheme consideration, other than the excluded parties;
"scheme payment date"	the date on which the scheme consideration will be posted to certificated scheme participants or on which dematerialised scheme participants' accounts held at their CSDP/broker are to be credited with the scheme consideration;
"scheme shares"	shares held by scheme members;
"SENS"	Securities Exchange News Service of the JSE;
"shareholders"	holders of shares;

"shares" or "ordinary shares"	ordinary shares with a par value of 5 cents each in the share capital of Connection;
"South Africa"	the Republic of South Africa;
"SRP"	the Securities Regulation Panel established in terms of section 440B of the Companies Act;
"STRATE"	STRATE Limited (registration number 1998/022242/06), a company incorporated in South Africa and which is a registered central securities depository and which is responsible for the electronic settlement system used by the JSE;
"substitute offer"	the offer by JDG to shareholders to acquire their shares for the same consideration as that offered in terms of the scheme, being R14.75 in cash, in South African Rand, for every share held;
"substitute offer record date"	the last day to be recorded in the register in order to receive the substitute offer consideration, which is expected to be on Friday 9 December 2005, subject to certain conditions precedent, as set out in paragraph 2.2, commencing on page 59, having been met.
"transaction"	the scheme and/or the substitute offer, as the case may be;
"transfer secretaries"	Ultra Registrars (Pty) Limited (registration number 2000/007239/07), whose address is 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000);
"treasury shares"	3 636 514 Connection shares repurchased by Connection and which are held in Software Connection (Proprietary) Limited, a wholly-owned subsidiary of Connection; and
"voting record date"	latest time and date for shareholders to be recorded in the register as such in order to vote at the scheme meeting, being 17:00 on Wednesday 26 October 2005.

Important dates and times

	2005
Last day to trade in order to vote at the scheme meeting on	Wednesday 19 October
Record date on which shareholders must be recorded in the register in order to vote at the scheme meeting on	Wednesday 26 October
Last day for receipt of proxies for the scheme meeting by 10:00 on	Thursday 27 October
Scheme meeting to be held at 10:00 on	Friday 28 October
Results of the scheme meeting released on SENS on	Friday 28 October
Results of the scheme meeting published in the press on	Monday 31 October
Court hearing to sanction the scheme on	Tuesday 8 November
Announcement of Court sanctioning of the scheme published on SENS on	Tuesday 8 November
Announcement of Court sanctioning of the scheme published in the press on	Wednesday 9 November
If the scheme is sanctioned and implemented:	
Last day to trade for shareholders to be eligible to receive the scheme consideration on (after which no dematerialisation or rematerialisation of Connection share certificates may take place)	Friday 11 November
Suspension of listing of Connection shares at commencement of trading on	Monday 14 November
Last day on which shareholders must be recorded in the register in order to receive the scheme consideration by close of trading on	Friday 18 November
Operative date of the scheme at the commencement of trading on	Monday 21 November
Scheme consideration posted to certificated scheme participants (if documents of title are received on or prior to the record date) on or about	Monday 21 November
or, failing receipt of documents of title on or before the record date, within five business days of receipt thereof by the transfer secretaries	
Dematerialised scheme participants have their accounts held at their CSDP/broker credited with the scheme consideration on	Monday 21 November
Termination of listing of the Connection shares on the JSE at the commencement of trading on	Tuesday 22 November

Notes:

1. These dates and times are subject to change. Any such change will be released on SENS and published in the press.
2. The important dates and times pertaining to the substitute offer are set out on page 59.
3. If a form of proxy is not received by the time and date shown above, it may be handed to the chairperson of the scheme meeting, no later than 10 minutes before the commencement of the meeting.
4. Shareholders should note that as Connection is settling in the STRATE environment, settlement for trade takes place five business days after such trade. Therefore shareholders who acquire Connection shares after Wednesday 19 October 2005 will not be eligible to vote at the scheme meeting.
5. **If all conditions precedent, which include, *inter alia*, Competition Tribunal approval, have not yet been fulfilled by the return date, which is Tuesday 8 November 2005, then the scheme may be conditionally sanctioned subject to such condition being timeously fulfilled, that is on or before 31 March 2006 or the return date therefor may be extended from time to time until at the latest, 31 March 2006. This will result in all dates from Tuesday 8 November 2005 onwards changing from those that are set out in the timetable above. Shareholders will be informed of any such changes to the above timetable by way of an announcement released on SENS and published in the press.**

Connection Group Holdings Limited

(Registration number 1997/005390/06)
(Incorporated in the Republic of South Africa)
Share code: CCT ISIN: ZAE000042529
("Connection" or "the company")

Explanatory statement

applicable to the scheme of arrangement in terms of section 312(1)(a)(i) of the Companies Act

1. Introduction

In an announcement released on SENS on 1 August 2005, shareholders were advised that JDG had made an offer to acquire all the shares in Connection. The offer will be implemented by way of a scheme. If the scheme is implemented, scheme participants will receive R14.75 in cash, in South African Rand, for every Connection share held and Connection will become a wholly-owned subsidiary of JDG. Connection's listing on the JSE will then be terminated.

The scheme will be subject to the fulfilment of the conditions precedent in their entirety and no payment will made for any portion of the scheme consideration until such time as the last of the conditions precedent have been met, which include, *inter alia,* Competition Tribunal approval of the transaction. If the Competition Tribunal has not yet granted approval by the return date, then the scheme may be conditionally sanctioned subject to such condition being timeously fulfilled, that is on or before 31 March 2006 or the return date therefor may be extended from time to time until, at the latest, 31 March 2006.

Should the scheme not become operative for any reason and subject to fulfilment of the conditions precedent to the making of the substitute offer set out in clause 2.2 of Annexure 5, JDG will be deemed to have made the substitute offer, full details of which are set out in Annexure 5 to this document.

2. Rationale for the scheme

JDG is a general retailer, focused on the retailing of furniture and household merchandise to the middle income market of Southern Africa. JDG also sells smaller electrical appliances through its Hi-Fi Corporation and Electric Express brands. The acquisition of Connection will offer JDG access to the information technology retail sector, providing JDG with a new market segment for growth.

3. Procedure

The full text of the scheme is set out in the blue document on pages 17 to 24.

3.1 The scheme meeting

3.1.1 The scheme will be put to a vote at the scheme meeting to be held at 10:00 on Friday 28 October 2005 at Connection's registered office, 6 Mellis Road, Mellis Park, Rivonia, Sandton, 2128.

3.1.2 Section 311 of the Companies Act requires that the scheme be approved by a majority representing not less than three-fourths of the votes exercisable by scheme members who are present and voting, either in person or by proxy, at the scheme meeting.

3.1.3 Each certificated scheme member or dematerialised scheme member holding shares with "own name" registration recorded in the register on the voting record date, can attend the scheme meeting in person or give a proxy to someone else (including the chairperson of the scheme meeting) to represent him at the scheme meeting.

3.1.4 The transfer secretaries must receive a duly completed form of proxy (pink) by not later 10:00 on Thursday 27 October 2005. Forms of proxy may also be handed to the chairperson of the scheme meeting not later than 10 minutes before the scheme meeting is due to commence.

3.1.5 A dematerialised scheme member who does not have "own name" registration, must arrange with his CSDP/broker, to give such dematerialised scheme member the authority to attend the scheme meeting or appoint a proxy. Alternatively, he must furnish his voting instructions to his CSDP/broker on or before the cut-off time as stipulated by his CSDP/broker.

3.1.6 Scheme members who do not wish to vote in favour of the scheme will be given the opportunity to explain why at the scheme meeting and may try to persuade other scheme members to vote against the scheme.

3.2 Court hearing

3.2.1 Subject to the scheme being approved by the requisite majority at the scheme meeting and subject further to all the conditions precedent having been fulfilled, application will be made to Court to sanction the scheme at 10:00, or as soon thereafter as Counsel may be heard on the return date, being Tuesday 8 November 2005, failing which, application will be made to sanction the scheme conditionally upon all the conditions precedent being fulfilled on or before 31 March 2006 or the return date therefor being extended from time to time until at the latest, 31 March 2006. Scheme members are entitled to attend Court in person, or to be represented by Counsel and to be heard concerning any objections they may have to the scheme. Should scheme members elect to do so, with the objective of opposing the scheme, then they will be obliged as a pre-requisite thereto, to depose to an affidavit, which must be filed with the Court setting forth the grounds for any objection to the scheme.

3.2.2 If the scheme is unconditionally sanctioned by the Court, then such Order of Court will be lodged with the Registrar for registration. When the Order of Court sanctioning the scheme is registered, (which is expected to happen on Wednesday 9 November 2005, subject to all conditions precedent having been fulfilled, including, *inter alia,* Competition Tribunal approval of the transaction), the scheme shall become binding on all scheme participants, even those who voted against it.

3.3 Settlement of the scheme consideration

3.3.1 For certificated scheme participants the scheme consideration will, where the documents of title have been validly surrendered prior to the scheme consideration record date, be posted, by ordinary post, by the transfer secretaries to certificated scheme participants at the risk of such scheme participants on or about the operative date, or be posted within five business days of receipt of the attached form of substitute offer acceptance and surrender (yellow) together with the relevant documents of title, where such documents are surrendered after the operative date.

3.3.2 The scheme consideration due to certificated scheme participants will be posted to the addresses registered in the register at the risk of such scheme participants, unless written instructions to the contrary are furnished in the attached form of substitute offer acceptance and surrender (yellow).

3.3.3 For dematerialised scheme participants, Connection will deposit the scheme consideration into the account of the relevant CSDP/broker. A dematerialised scheme participant will receive from his CSDP/broker, in accordance with the provisions of the custody agreement between each such dematerialised scheme participant and his CSDP/broker, that portion of the scheme consideration received by the CSDP/broker as is attributable to the dematerialised shares held by the CSDP/broker on behalf of that dematerialised scheme participant.

3.3.4 Where on, or subsequent to, the operative date, a person who was not a registered holder of scheme shares on the scheme consideration record date tenders to the transfer secretaries, documents of title together with the form of substitute offer acceptance and surrender (yellow) purporting to have been executed by or on behalf of the registered holder of such shares, and provided that the scheme consideration shall not already have been posted or delivered to the registered holder or deposited directly into the registered holders' account, such transfer shall be accepted by Connection as if it were a valid transfer to such person of the scheme shares concerned. The scheme consideration will be posted to such person in accordance with the provisions of this paragraph 3.3 within five business days of such tender, subject to proof, satisfactory to Connection, as to the payment of any stamp duty or uncertificated securities tax payable and provided that Connection is, if so required, given an indemnity on terms acceptable to it in respect of such scheme consideration.

3.3.5 If:

3.3.5.1 the scheme consideration is not sent to scheme participants entitled thereto, or transferred directly into such scheme participants' accounts because the relevant documents of title, in the case of certificated scheme participants, have not been validly surrendered; or

3.3.5.2 the scheme consideration is returned undelivered to the transfer secretaries,

unless otherwise agreed between JDG, the company and any of the scheme participants, the relevant scheme consideration will be held in trust by Connection (or any third party

nominated by it for this purpose) for the benefit of the scheme participants concerned until claimed by such relevant scheme participant. No interest will accrue or be paid on any amount payable to scheme participants arising from the scheme consideration so held in trust.

3.3.6 Unless otherwise agreed between JDG, the company and any of the scheme participants, the scheme consideration will be paid in full in accordance with the terms of the scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Connection may be entitled.

3.4 Surrender of documents of title

The provisions of this paragraph 3.4 do not apply to dematerialised scheme participants.

3.4.1 Certificated scheme participants must surrender their documents of title together with a duly completed form of substitute offer acceptance and surrender (yellow) in order to claim the scheme consideration.

3.4.2 Certificated scheme participants who wish to anticipate the implementation of the scheme and expedite receipt of the scheme consideration should complete the attached form of substitute offer acceptance and surrender (yellow) and return same as soon as possible to the transfer secretaries together with share certificates and/or other documents of title so as to be received by the transfer secretaries by no later than 12:00 on the scheme consideration record date, which is expected to be on Friday 18 November 2005 subject to all conditions precedent having been met.

3.4.3 Alternatively, certificated scheme participants may wait until the scheme becomes operative, which is expected to be on Monday 21 November 2005 subject to all conditions precedent having been met, and surrender their documents of title under cover of the completed form of substitute offer acceptance and surrender (yellow) at that time.

3.4.4 **The attention of certificated scheme participants is drawn to the fact that if they surrender their documents of title in advance of the implementation of the scheme, they will not be in a position to dematerialise their documents of title or to deal in their scheme shares on the JSE or otherwise between the date of surrender and the operative date.**

3.4.5 The transfer secretaries will hold documents of title surrendered by certificated scheme participants in anticipation of the scheme becoming operative in trust. If the conditions precedent to the scheme are not fulfilled and the scheme participant does not issue alternative instructions, or if the scheme participant has not indicated acceptance of the substitute offer on the completed form of substitute offer acceptance and surrender (yellow), then the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not become operative, return the documents of title to the certificated scheme participant concerned, by registered post, at the risk of such certificated scheme participant.

3.4.6 No receipts will be issued for documents of title surrendered unless specifically requested.

3.4.7 If documents of title have been lost or destroyed and the scheme participant produces evidence to this effect to both Connection and JDG, Connection may dispense with the requirement of the surrender of documents of title against provision of an acceptable indemnity, the cost of which indemnity will be borne by the scheme participant concerned.

4. Scheme conditions precedent

The scheme is subject to and will only become operative upon the fulfilment of the last of the following conditions precedent, which shall not be later than 31 March 2006:

4.1 the scheme being approved by a majority representing not less than three-fourths of the votes exercisable by the scheme members present and voting, either in person or by proxy, at the scheme meeting;

4.2 the Court sanctioning the scheme;

4.3 a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar in terms of the Companies Act; and

4.4 the unconditional approval of the Competition authorities and any other regulatory authorities to the extent required.

5. Effects of the scheme

If the scheme becomes operative, each scheme participant (whether he voted in favour of the scheme or not), will be deemed to have sold his scheme shares to JDG and will no longer be a shareholder in Connection.

JDG, or at its election its wholly-owned subsidiary, namely JDG Trading (Proprietary) Limited, will own 100% of the issued share capital of Connection and the listing of Connection shares on the JSE will be terminated.

6. Connection Share Scheme

All shares held in Connection Share Scheme will be dealt with in accordance with rules 20 and 29 of the Connection Share Scheme trust deed, which specify how the shares held by Connection Share Scheme should be treated in the event of a takeover of Connection.

In terms of rule 29 of the Connection Share Scheme trust deed, all holders of share options in Connection will be eligible to receive share options in JDG in exchange for their Connection share options on terms no less favourable than the Connection share options currently held. The terms of the share option exchange are to be assessed by an independent expert. The swap ratio for Connection and JDG share options will be determined by independent relative valuation performed by Alexander Forbes.

Rule 20.1 stipulates that, in the event that a holder of shares in the Connection Share Scheme ceases employment with Connection within one year of the take-over of Connection becoming binding, then such shareholders will be eligible to receive cash, equivalent to the value of the scheme consideration for all shares they beneficially hold.

Annexure 7 sets out rules 20 and 29 which have been extracted from the Connection Share Scheme trust deed.

7. Exchange Control Regulations

Annexure 4 contains a summary of the South African Exchange Control Regulations as they apply to scheme participants. A scheme participant who is not resident in, or who has a registered address outside South Africa, must satisfy himself as to the full observance of the laws of any relevant territory concerning the receipt of the scheme consideration, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

8. Opinions and recommendations

8.1 Investec has been appointed by the Connection board to independently advise it as to the fairness and reasonableness of the terms of the scheme and the scheme consideration or, failing implementation thereof, the substitute offer. Investec has considered the terms of both the scheme and the scheme consideration and the substitute offer and is of the opinion that both the scheme and the substitute offer are fair and reasonable to scheme participants. The text of the letter from Investec in this regard is set out in Annexure 3.

8.2 The Connection board has considered the terms of the scheme and has considered the opinion of the independent advisor, and is of the opinion that the terms of the scheme and the substitute offer, if applicable, are fair and reasonable. The directors intend to vote in favour of the scheme in respect of their own shareholdings in Connection and recommend that shareholders do likewise.

9. Special arrangements

Save as detailed in this document:

9.1 irrevocable undertakings to vote in favour of the scheme in respect of their holdings of shares at the date of the scheme meeting, have been received from the following shareholders:

Shareholder	Number of shares held on the last practicable date	Percentage of scheme shares
Stanlib Asset Management	3 458 345	12.4
Frater Asset Management	3 230 753	11.6
Old Mutual Asset Managers	1 956 480	7.0
P G Joubert	1 500 000	5.4
A G Kirk	1 240 000	4.4
Nedbank Entrepreneur Fund	772 196	2.8
Mayflower Partnership	567 991	2.0
Other shareholders holding less than 2% each	4 768 972	17.1
Total	**17 494 737**	**62.7**

9.2 no arrangements, undertakings or agreements have been made between JDG and Connection, or persons acting in concert with Connection and JDG, in relation to the scheme shares;

9.3 no arrangements or undertakings (including any compensation arrangements) which have any connection with or dependence on the scheme exist between JDG (or any person acting in concert with JDG) and any director of Connection or any person who was a director of Connection within the period commencing 12 months prior to the operative date, or any person who is or was a holder of shares within the period commencing 12 months prior to the operative date;

9.4 no arrangements have been made between Connection and the directors of JDG in connection with the scheme;

9.5 no arrangements have been made between Connection and the directors of Connection in connection with the scheme; and

9.6 scheme participants shall be entitled to any dividend declared by the Connection board prior to the implementation of the scheme, to the maximum value of 35 cents per share.

10. Authors

The author of this explanatory statement is the Connection board, assisted by RMB and PBA.

For and on behalf of

CONNECTION GROUP HOLDINGS LIMITED

A G Kirk
Chief Executive Officer

Rivonia
31 August 2005

For and on behalf of

JD GROUP LIMITED

Gerald Völkel
Financial Director

Braamfontein
31 August 2005

CONNECTION GROUP HOLDINGS

Connection Group Holdings Limited

(Registration number 1997/005390/06)
(Incorporated in the Republic of South Africa)
Share code: CCT ISIN: ZAE000042529

Scheme of arrangement

in terms of section 311 of the Companies Act, No. 61 of 1973, as amended, proposed by JD Group Limited between Connection Group Holdings Limited and its shareholders, other than the excluded parties.

Definitions and interpretations

Unless the context indicates otherwise:

- reference to the singular shall include the plural and *vice versa;*
- words denoting one gender include the others;
- words and expressions denoting natural persons include legal persons and associations of persons; and
- the words in the first column have the meanings stated opposite them in the second column.

"Alexander Forbes"	Alexander Forbes Limited (registration number 1958/001974/06), a company incorporated in South Africa;
"business day"	any day other than a Saturday, Sunday or public holiday in South Africa;
"certificated scheme members"	scheme members who hold certificated shares;
"certificated scheme participants"	scheme participants who hold certificated shares;
"certificated shares"	shares which have not yet been dematerialised, title to which is represented by a share certificate or other document of title;
"Code"	the Securities Regulation Code on Take-overs and Mergers established in terms of section 440B of the Companies Act;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"Companies Act"	the Companies Act No. 61 of 1973, as amended;
"Connection" or "the company"	Connection Group Holdings Limited (registration number 1997/005390/06), a company incorporated in South Africa, the shares of which are listed on the JSE;
"Connection board"	the board of directors of Connection;
"Connection Share Scheme"	Connection Group Holdings Share Trust Scheme (Master's Reference Number IT 8014/97), which holds 7 166 297 shares, which shares are excluded from the scheme and the substitute offer and which will be dealt with in accordance with rule 20 and rule 29 of the trust deed that relate to the treatment of the shares held by the Connection Share Scheme in the event of a take-over of Connection;
"consideration record date"	the latest time and date for holders of the scheme shares to be recorded in the register as such in order to receive the scheme consideration, being 17:00 on or about Friday 18 November 2005. This date is subject to change and is conditional upon the fulfilment of all the scheme conditions precedent;

"Court"	the High Court of South Africa (Witwatersrand Local Division), which is located at High Court Building, von Brandis Square, corner Pritchard and von Brandis Streets, Johannesburg, 2001;
"CSDP"	Central Securities Depository Participant;
"dematerialised scheme members"	scheme members who hold dematerialised shares;
"dematerialised scheme participants"	scheme participants who hold dematerialised shares;
"dematerialised shares"	shares which have been incorporated into the STRATE system and which are no longer evidenced by physical documents of title;
"documents of title"	share certificates, certified transfer deeds, balance receipts, or any other documents of title to certificated shares acceptable to Connection;
"excluded parties"	collectively, the following: • the Connection Share Scheme in respect of the shares held by it; and • Software Connection (Proprietary) Limited in respect of the treasury shares that it holds;
"GAAP"	the South African Statements of Generally Accepted Accounting Practice;
"IAS"	International Accounting Standards;
"JDG"	JD Group Limited (registration number 1981/009108/06), a company incorporated in South Africa, the shares of which are listed on the JSE;
"JDG shares"	the new ordinary shares of one cent each in the issued share capital of JDG, to be issued and allotted pursuant to the provisions of Newtrust in substitution for those of the Connection Share Scheme;
"JSE"	the JSE Limited (registration number 2005/022939/06), a public company incorporated in South Africa, formerly the JSE Securities Exchange South Africa;
"last practicable date"	19 August 2005, being the last practicable date prior to the finalisation of this document;
"management"	executive management of Connection;
"offer"	the offer by JDG to acquire all the shares in Connection;
"offeror"	JDG;
"operative date"	the first business day following the consideration record date, being the date on which the scheme becomes operative, which is expected to be Monday 21 November 2005. This date is subject to change and is conditional upon the fulfilment of all conditions precedent;
"Registrar"	the Registrar of Companies;
"restricted period"	the period commencing six months prior to the publication of the first cautionary announcement in respect of the scheme on 14 July 2005 and ending on the last practicable date;
"return date"	the return date of the Order of Court (convening the scheme meeting) when the chairperson of the scheme meeting is to report the results thereof to the Court, (which date may be extended from time to time with the approval of the Court until all the scheme conditions precedent have been fulfilled or by 31 March 2006, as the case may be);
"RMB"	FirstRand Bank Limited (registration number 1929/001225/06), acting through Rand Merchant Bank Corporate Finance, merchant bank and sponsor to Connection;

"scheme"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by JDG between Connection and its shareholders, other than the excluded parties, in terms of which JDG will acquire the scheme shares in exchange for the scheme consideration, subject to any modification or amendment, to which Connection and JDG agree in writing and which is sanctioned by the Court;
"scheme conditions precedent" or "conditions precedent"	the conditions precedent to which the scheme is subject, as set out in paragraph 4 on page 21 of the scheme;
"scheme consideration"	the consideration payable to each scheme participant in terms of the scheme, being R14.75 in cash, in South African Rand, for every scheme share held;
"scheme meeting"	the meeting of scheme members to be held at the registered office of Connection, 6 Mellis Road, Mellis Park, Rivonia, Sandton, 2128 at 10:00 on Friday 28 October 2005 to consider and, if deemed fit, approve the scheme;
"scheme members"	shareholders, recorded in the register as such on the voting record date, who are entitled to attend and vote at the scheme meeting, other than the excluded parties;
"scheme participants"	shareholders, recorded in the register as such at 17:00 on the consideration record date, who are entitled to receive the scheme consideration, other than the excluded parties;
"scheme payment date"	the date on which the scheme consideration will be posted to certificated scheme participants or on which dematerialised scheme participants' accounts held at their CSDP/broker are to be credited with the scheme consideration;
"scheme shares"	shares held by scheme members;
"SENS"	Securities Exchange News Service of the JSE;
"shareholders"	holders of shares;
"shares" or "ordinary shares"	ordinary shares of 5 cents each in the share capital of Connection;
"South Africa"	the Republic of South Africa;
"SRP"	the Securities Regulation Panel established in terms of section 440B of the Companies Act;
"STRATE"	STRATE Limited (registration number 1998/022242/06), a public company incorporated in South Africa and which is a registered central securities depository and which is responsible for the electronic settlement system used by the JSE;
"substitute offer"	the offer by JDG to shareholders to acquire their shares for the same consideration as that offered in terms of the scheme, being R14.75 in cash, in South African Rand, for every share held;
"transaction"	the scheme or the substitute offer, as the case may be;
"transfer secretaries"	Ultra Registrars (Proprietary) Limited (registration number 2000/007239/07), whose address is 11 Diagonal Street, Johannesburg 2001 (PO Box 4844, Johannesburg 2000);
"treasury shares"	3 636 514 Connection shares repurchased by Connection and which are held in Software Connection (Proprietary) Limited, a wholly-owned subsidiary of Connection; and
"voting record date"	latest time and date for shareholders to be recorded in the register as such in order to vote at the scheme meeting, being at 17:00 on Wednesday 26 October 2005.

1. Share capital of Connection

The authorised and issued share capital of Connection on the last practicable date is set out below:

	R'000
Authorised	
100 000 000 ordinary shares of 5 cents each	**5 000**
Issued	
38 697 350 ordinary shares of 5 cents each	1 935
Reduction in share capital in respect of treasury shares held	(182)
Consolidation of employee share trust	(358)
	1 395

All of the issued shares are listed in the "General Retailers – Retailers – Hardlines" sector of the JSE.

2. The object of the scheme

The object of the scheme is to procure that JDG acquires the scheme shares and it or its wholly-owned subsidiary, namely JDG Trading (Proprietary) Limited becomes the owner of 100% of the issued share capital of Connection, whereafter Connection will be delisted from the JSE.

3. The scheme

3.1 Subject to the scheme becoming operative, with effect from the operative date, scheme participants shall be deemed to have:

3.1.1 disposed of their scheme shares to JDG in exchange for the scheme consideration and JDG will be deemed to have acquired ownership of the scheme shares from the operative date, in exchange for the delivery by JDG of the scheme consideration to Connection, as stated in paragraphs 3.1.2 and 3.1.3 below;

3.1.2 authorised Connection (as principal), on JDG's instruction, to cause the scheme shares to be transferred and registered into the name of JDG or its nominees on or at any time after the operative date;

3.1.3 instructed Connection (as principal) but with the power to appoint agents, to collect from JDG and set aside and pay the scheme consideration in respect of the scheme shares to scheme participants in accordance with the provisions of the scheme.

3.2 Upon the scheme becoming operative, certificated scheme participants will be obliged to surrender their documents of title to the transfer secretaries, under cover of a duly completed form of substitute offer acceptance and surrender (yellow) in order to receive the scheme consideration. No action regarding the surrender of documents of title is required from dematerialised scheme participants.

3.3 Should the scheme become operative, scheme participants will be entitled to receive the scheme consideration, from Connection only, in terms of paragraphs 6, 8 and 9 below. Connection will administer and effect payment of the scheme consideration to the scheme participants. Connection, as principal, will be obliged to surrender to JDG all the scheme shares in certificated or electronic form, provided that JDG has complied with its obligations in terms of paragraph 3.4 below and Connection will also be obliged, subject to paragraph 3.2 above, at the request of JDG, to transfer and register, or procure the transfer and registration of, the scheme shares in the name of JDG or its nominee.

3.4 JDG will timeously provide Connection with the requisite funding so as to enable Connection to settle the scheme consideration payable to the scheme participants in accordance with this scheme, which will occur only once all conditions precedent have been met.

3.5 JDG will deliver the scheme consideration to Connection or its agent, as principal, on or before the operative date, it being recorded that settlement of the scheme consideration due to the scheme participants will be effected exclusively by Connection.

3.6 Delivery by JDG to Connection or its agent, as principal, of the scheme consideration shall be the sole and exclusive manner of discharge by JDG of its obligations in respect of the scheme and will occur only once all conditions precedent have been met.

3.7 The rights of the scheme participants to receive the scheme consideration will be rights enforceable by scheme participants against Connection only. Scheme participants will, in turn, be entitled to require Connection to enforce its rights in terms of the scheme against JDG.

3.8 Connection undertakes in favour of scheme participants to enforce all its rights in terms of the scheme against JDG.

3.9 With effect from the operative date, the transfer secretaries will irrevocably be deemed to be the attorney and agent *in rem suam* of all scheme participants to implement the transfer and registration referred to in paragraphs 3.1.2 and 3.3 above and to sign any instrument of transfer in respect thereof or any other documents required to implement the scheme.

3.10 Documents of title held by scheme participants in respect of the scheme shares will cease to be of any value and shall not be good for delivery from the operative date, other than for surrender in terms of paragraph 9 below.

3.11 The effect of the scheme will be that, from the operative date, JDG will beneficially own the entire issued share capital of Connection.

4. Conditions precedent

The scheme is subject to and will become operative upon the fulfilment of the last of the following conditions precedent, which shall not be later than 31 March 2006:

4.1 the scheme being approved by a majority representing not less than three-fourths of the votes exercisable by the scheme members present and voting, either in person or by proxy, at the scheme meeting;

4.2 the Court sanctioning the scheme;

4.3 a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar in terms of the Companies Act; and

4.4 the unconditional approval of the Competition authorities and any other regulatory authorities to the extent required.

5. Connection Share Scheme

All shares held in the Connection Share Scheme will be dealt with in accordance with rules 20 and 29 of the Connection Share Scheme trust deed, which specify how the shares held by Connection Share Scheme should be treated in the event of a takeover of Connection.

In terms of rule 29 of the Connection Share Scheme trust deed, all holders of share options in Connection are eligible to receive share options in JDG in exchange for their Connection share options on terms no less favourable than the Connection share options they currently hold. The terms of the share option exchange are to be assessed by an independent expert. The swap ratio for Connection and JDG share options will be determined by independent relative valuation performed by Alexander Forbes.

Rule 20.1 stipulates that, in the event that a holder of shares in the Connection Share Scheme ceases employment with Connection within one year of the takeover of Connection becoming binding, then such shareholders will be eligible to receive the scheme consideration for all shares they beneficially hold.

6. The scheme consideration

If the scheme becomes operative, scheme participants will be entitled to receive the scheme consideration, being R14.75, in cash, payable in South African Rand, for every scheme share held on the scheme consideration record date.

7. Dividend

Scheme participants shall be entitled to participate in any dividend declared by the Connection board prior to the implementation of the scheme, to the maximum value of 35 cents per share.

8. Settlement of the scheme consideration

8.1 For certificated scheme participants the scheme consideration will, where the documents of title have been surrendered together with a duly completed form of substitute offer acceptance and surrender (yellow) prior to the scheme consideration record date, be posted, by ordinary post, by the transfer secretaries, to certificated scheme participants at the risk of the certificated scheme participants concerned on or about the operative date. Alternatively, it will be posted within five business days of the receipt of the duly completed form of acceptance, surrender and substitute offer acceptance (yellow) together with the relevant documents of title, where such documents are surrendered after the operative date.

8.2 The scheme consideration due to certificated scheme participants will be posted to their addresses as recorded in the register at the risk of such scheme participants, unless written instructions to the contrary are furnished in the form of substitute offer acceptance and surrender (yellow).

8.3 For a dematerialised scheme participant, Connection will deposit the scheme consideration into the account of the relevant CSDP/broker. A dematerialised scheme participant will receive from his CSDP/broker, in accordance with the provisions of the custody agreement between each such dematerialised scheme participant and his CSDP/broker, that portion of the scheme consideration received by the CSDP/broker as is attributable to the dematerialised shares held by the CSDP/broker on behalf of that dematerialised scheme participant.

8.4 Where on, or subsequent to, the operative date, a person who was not a registered holder of scheme shares on the scheme consideration record date tenders to the transfer secretaries, documents of title together with a duly completed form of substitute offer acceptance and surrender (yellow) purporting to have been executed by or on behalf of the registered holder of such shares and provided that the scheme consideration shall not already have been posted or delivered to the registered holder or deposited directly into the registered holder's account, such transfer shall be accepted by JDG and Connection as if it were a valid transfer to such person of the scheme shares concerned. The scheme consideration will be posted to such person in accordance with the provisions of this paragraph 8 within five business days of such tender, subject to satisfactory proof provided to JDG and Connection as to the payment of any stamp duty or uncertificated securities tax payable and provided that JDG and Connection are, if so required by either or both of them, given an indemnity on terms acceptable to them in respect of such scheme consideration.

8.5 If:

8.5.1 the scheme consideration is not sent to scheme participants entitled thereto, or transferred directly into such scheme participant's bank account, because the relevant documents of title, in the case of a certificated scheme participant, have not been validly surrendered; or

8.5.2 the scheme consideration is returned undelivered to the transfer secretaries,

such scheme consideration will be held in trust by Connection (or by any third party nominated by it for this purpose) for the benefit of the scheme participant concerned until claimed by such scheme participant. No interest will accrue or be paid on any amount payable to the scheme participant arising from the scheme consideration so held in trust.

8.6 Unless otherwise agreed between JDG, the company and any of the scheme participants, the scheme consideration will be paid in full in accordance with the terms of the scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which JDG may be entitled.

9. Surrender of documents of title

The provisions of this paragraph 8 do *not* apply to dematerialised scheme participants.

9.1 Certificated scheme participants must surrender their documents of title together with a duly completed form of substitute offer acceptance and surrender (yellow) in order to claim the scheme consideration.

9.2 Certificated scheme participants who wish to anticipate the implementation of the scheme and expedite receipt of the scheme consideration should complete the form of substitute offer acceptance and surrender (yellow) and return same as soon as possible to the transfer secretaries together with share certificates and/or other documents of title to be received by the transfer secretaries by no

later than the scheme consideration record date, which is expected to be 17:00 on Friday 18 November 2005 subject to all the conditions precedent having been met.

9.3 Alternatively, certificated scheme participants may wait until the scheme becomes operative, which is expected to be on Monday 21 November 2005 subject to all the conditions precedent having been met and surrender their documents of title under cover of the completed form of substitute offer acceptance and surrender (yellow) at that time.

9.4 **The attention of certificated scheme participants is drawn to the fact that if they surrender their documents of title in advance of the implementation of the scheme, they will not be in a position to dematerialise their documents of title or to deal in their scheme shares on the JSE or otherwise between the date of surrender and the operative date.**

9.5 Pending the scheme becoming operative, the transfer secretaries will hold documents of title surrendered by certificated scheme participants in anticipation of the scheme becoming operative in trust, on the basis set out in this paragraph 9.5. If the conditions precedent are not fulfilled and the scheme participant does not give different instructions, or if the scheme participant has not indicated acceptance of the substitute offer on the completed form of substitute offer acceptance and surrender (yellow), then the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not become operative, post the documents of title to the certificated scheme participants concerned, by registered post, at the risk of such certificated scheme participants.

9.6 No receipts will be issued for documents of title surrendered unless specifically requested.

9.7 If documents of title have been lost or destroyed and the scheme participant produces evidence to this effect to both Connection and JDG, Connection may dispense with the requirement of the surrender of documents of title against provision of an acceptable indemnity, the cost of which indemnity will be borne by the scheme participant concerned.

10. Suspension and termination of the listing of Connection shares on the JSE

Subject to the fulfilment of the conditions precedent set out in paragraph 4 above and the scheme becoming operative, the JSE has granted approvals for the suspension of the listing of the shares with effect from the commencement of trading on the JSE on Monday 14 November 2005 and the termination of the listing of the shares on the JSE from the commencement of trading on Tuesday 22 November 2005.

11. Undertakings

JDG and Connection each agree that, upon the scheme becoming operative, they will give effect to the terms and conditions of the scheme insofar as they relate to them and they will sign and procure the signing of all documents and carry out and procure the carrying out of all acts, which are necessary to give effect to the scheme.

12. Instructions and authorities

Each mandate, instruction or authority in regard to the scheme shares recorded with Connection at the scheme consideration record date will be deemed, unless and until revoked, to be a mandate, instruction or authority to Connection and JDG in respect of any rights accruing in respect of the scheme consideration.

13. General

13.1 Subject to obtaining the prior written consent of JDG and the SRP, the directors of Connection may consent:

13.1.1 before or at the scheme meeting, at any time prior to the voting in respect of the scheme, to any amendment, variation or modification of the scheme; or

13.1.2 after the scheme meeting, to any amendment, variation or modification which the Court may deem fit to approve or impose,

provided that no amendment, variation or modification made may have the effect of diminishing the rights which will accrue to a scheme participant in terms of the scheme.

13.2 A certificate signed by a director of JDG stating that all the conditions precedent have been fulfilled and/or waived and that the scheme has become operative shall be binding on Connection, JDG, the scheme members and the scheme participants.

13.3 Connection will pay all costs incurred relating to the preparation, signing and implementation of the scheme and all matters incidental to it, including the payment of stamp duty, marketable securities tax and uncertificated securities tax on the transfer of the scheme shares. JDG will indirectly bear these costs, given that post the transaction, Connection will be a wholly-owned subsidiary of JDG or its wholly-owned subsidiary, namely JDG Trading (Proprietary) Limited.

13.4 Connection will be entitled, and will have the authority, on behalf of itself and each scheme participant, to authorise any person nominated by Connection to sign all documents required to carry the scheme into effect, including but not limited to proxies, changes of address and cessions of rights to dividends and other entitlements from Connection.

13.5 A copy of the Order of Court sanctioning the scheme, to which copies of the scheme are attached, will constitute the contract regarding the entitlement of each scheme participant to the scheme consideration, which contract is required to be filed with the Registrar in terms of the Companies Act.

13.6 All times and dates referred to in the scheme are subject to change by agreement between Connection and JDG. Any such change will be released on SENS and published in one English and one Afrikaans newspaper circulating in Gauteng.

For and on behalf of

CONNECTION GROUP HOLDINGS LIMITED

A G Kirk
Chief Executive Officer

Rivonia
31 August 2005

For and on behalf of

JD GROUP LIMITED

Gerald Völkel
Financial Director

Braamfontein
31 August 2005

Connection Group Holdings Limited

(Registration number 1997/005390/06)
(Incorporated in the Republic of South Africa)
Share code: CCT ISIN: ZAE000042529

Valuation statement in terms of section 312(1)(a)(ii) of the Companies Act

The definitions and interpretations set out at pages 7 to 10 of this circular shall apply *mutatis mutandis* to this section thereof

1. History and nature of business

Connection is a company operating in the retail sector. Connection focuses on the retailing of computer hardware, software and photographic equipment to both retail and corporate customers. Connection has two retail businesses, namely:

- **Incredible Connection** – computer and technology retail chain, with 34 stores across Southern Africa; and
- **Photo Connection** – a photographic retailer that sells digital cameras, digital printing services and camera accessories, with 27 stores across Southern Africa.

Connection listed on the JSE in 1997 in the Software and Computer Services sector. In August 2002, Connection transferred to the General Retailers – Hardlines sector of the JSE.

2. Financial information relating to Connection

2.1 Historical financial information relating to Connection for the four financial periods ended 31 August 2004 is set out in Annexure 1 to this document.

2.2 A trading price history of Connection shares on the JSE is set out in Annexure 2 to this document.

3. Financial effects of the scheme

These indicative financial effects, which have been calculated assuming that the scheme was effective on 1 September 2004 are given for illustrative purposes only and because of their *pro forma* nature, may not give a fair reflection of a shareholder's financial position after the scheme.

	Before the scheme (cents)	After the scheme (cents)	Change (%)
Market value per share	1 150.0[1]	1 475.0	28.3
NAV per share – 28 February 2005	166.6[2]	1 475.0	785.4
Tangible NAV per share – 28 February 2005	38.4[3]	1 475.0	3 741.1
Basic EPS – six months ended 28 February 2005	52.6[2]	34.0[4]	(35.4)
Basic headline EPS – six months ended 28 February 2005	52.4[2]	34.0[4]	(35.1)

Notes:

1. The closing price per share on 13 July 2005, being the last trading day prior to publication of the cautionary announcement regarding the scheme.
2. Extracted from the published reviewed interim results for the six months ended 28 February 2005.
3. Calculated based on the published reviewed interim results for the six months ended 28 February 2005.
4. *Pro forma* earnings and headline earnings per share assuming that the scheme consideration had been invested at average deposit rates applicable during the period 1 September 2004 to 28 February 2005 and earned an effective after-tax interest rate of 4.6% per annum.

For and on behalf of

CONNECTION GROUP HOLDINGS LIMITED

A G Kirk
Chief Executive Officer

Rivonia
31 August 2005

For and on behalf of

JD GROUP LIMITED

Gerald Völkel
Financial Director

Braamfontein
31 August 2005

CONNECTION GROUP HOLDINGS

Connection Group Holdings Limited

(Registration number 1997/005390/06)
(Incorporated in the Republic of South Africa)
Share code: CCT ISIN: ZAE000042529

Directors of Connection

S Mulholland* *(Chairman)*
W D Appelbaum* *(Deputy Chairman)*
A G Kirk *(Chief Executive Officer)*
P Barletta
P G Joubert*
A Kawa*
G Z Steffens*

* Non-executive

Directors of JDG

I D Sussman *(Chairman)*
H C Strauss *(CEO)*
G Völkel *(Financial Director)*
J L Bezuidenhout
M E King*
J H C Kok
Dr D Konar*
I S Levy*
M Lock*
M J Shaw*

Statement of directors' interests in terms of section 312(1)(a)(iii) of the Companies Act

The definitions and interpretations set out at pages 7 to 10 of this circular shall apply *mutatis mutandis* to this section.

1. The interests of Connection and its directors

1.1 On the last practicable date Connection held no shares in JDG.

1.2 On the last practicable date, the directors of Connection held the following interests in Connection shares:

'000 Name	Beneficial Direct	 Indirect	Non-beneficial Direct	 Indirect	Percentage of issued capital
Executive:					
A G Kirk[1]	1 240	–	–	–	3.3
Non-executive:					
W D Appelbaum	4	–	–	–	0
P G Joubert	1 100	400	–	–	3.9
Total	**2 344**	**400**	**0**	**0**	**7.2**

Note:

1. Mr A G Kirk also holds 1 170 000 vested shares in the Connection Share Scheme.

The directors have not traded in Connection shares during the restricted period.

1.3 On the last practicable date, the directors of Connection held the following interests in Connection shares in the form of options:

	Number of options as at 31 August 2004 '000	Option price (cents)	First exercisable date	Expiry date
Executive directors				
A G Kirk	120	175	Sep 02	Sep 07
	350	240	Sep 03	Sep 08
	100	330	Mar 04	Mar 09
	600	500	Sep 05	Sep 10
P Barletta	200	240	Sep 03	Sep 08
	200	500	Sep 05	Sep 10
Non-executive directors				
S Mulholland	200	500	Sept 05	–
W D Appelbaum	100	500	Sept 05	–
P G Joubert	100	500	Sept 05	–
A Kawa	100	500	Sept 05	–
G Z Steffens	100	500	Sept 05	–

1.4 On the last practicable date, the directors of Connection held no interests in JDG.

1.5 On the last practicable date, no subsidiary of Connection, nor any person acting in concert with Connection held any interests either in Connection or in JDG.

1.6 The Connection directors' emoluments will not be affected by the scheme. Directors' emoluments for the year ended 31 August 2004 were as follows:

Salaries: executive directors

R'000	Salaries and fees	Bonuses	Retirement and medical contributions	Sub-total	2004 total	2003 total
A G Kirk	1 023	1 000	162	2 185	2 185	1 745
P Barletta	533	460	62	1 055	1 055	–
Total	**1 556**	**1 460**	**224**	**3 240**	**3 240**	**1 745**

Fees for service: non-executive directors

Non-executive directors	2004 R'000	2003 R'000
S Mulholland	125	115
W D Appelbaum	85	77
P G Joubert	75	50
A Kawa	44	20
G Z Steffens	90	100
Total	**419**	**362**

1.7 Connection has entered into service agreements with its executive directors. These service agreements do not contain any particulars which are material to the scheme. No contracts with the directors have been entered into or amended in the six-month period prior to the last practicable date.

1.8 No director has or had any interest, directly or indirectly, in any transaction which was effected by Connection during the current financial year or in respect of any previous financial year and which remains in any respect outstanding or unperformed.

For and on behalf of

CONNECTION GROUP HOLDINGS LIMITED

A G Kirk
Chief Executive Officer

Rivonia
31 August 2005

For and on behalf of

JD GROUP LIMITED

Gerald Völkel
Financial Director

Braamfontein
31 August 2005

CONNECTION | GROUP HOLDINGS

Connection Group Holdings Limited

(Registration number 1997/005390/06)
(Incorporated in the Republic of South Africa)
Share code: CCT ISIN: ZAE000042529
("Connection" or "the company")

Additional information required by the SRP

The definitions and interpretations set out at pages 7 to 10 of this circular shall apply *mutatis mutandis* to this section.

1. Suspension and termination of listing of Connection shares on the JSE

Subject to the fulfilment of the scheme conditions precedent and subject to the scheme becoming operative, the JSE has granted approvals for the suspension of the listing of the shares with effect from the commencement of trading on the JSE on Monday 14 November 2005 and the termination of the listing of the shares on the JSE from the commencement of trading on Tuesday 22 November 2005.

2. Cash confirmation

The SRP has received confirmation from ABSA Bank Limited that the offeror has sufficient cash resources available to satisfy its obligations in terms of the scheme and/or the substitute offer, as the case may be.

3. Major shareholders

At the last practicable date the following shareholders held more than 5% of the issued share capital of Connection:

Shareholder	Number of shares	Percentage of issued share capital
Connection Share Scheme	7 166 297	18.5
Stanlib Asset Management	3 458 345	8.9
Frater Asset Management	3 230 753	8.3
Old Mutual Asset Managers	1 956 480	5.0
Total	**15 811 875**	**40.7**

4. The interests of JDG and its directors

4.1 On the last practicable date JDG held no ordinary shares.

4.2 On the last practicable date, the directors of JDG held no ordinary shares.

4.3 Neither JDG nor any director of JDG traded ordinary shares during the restricted period.

4.4 On the last practicable date, the directors of JDG held the following beneficial interests in JDG shares:

	Listed and owned		Options – Newtrust	
Director	**Direct**	**Indirect**	**Direct**	**Total**
I D Sussman		250 000	1 185 000	1 435 000
H C Strauss		50 000	850 000	900 000
J L Bezuidenhout		50 000	392 500	442 500
G Völkel	55 000	65 000	480 000	600 000
J H C Kok	50 000		548 500	598 500
M E King		2 428	120 000	122 428
D Konar	46 000		70 000	116 000
I S Levy		2 428	120 000	122 428
M Lock			120 000	120 000
M J Shaw			70 000	70 000
TOTALS	**151 000**	**419 856**	**3 956 000**	**4 526 856**
Total direct				**4 107 000**
Total indirect				**419 856**
Total non-beneficial				**–**
				4 526 856

4.5 On the last practicable date, no subsidiary of JDG, nor any person acting in concert with JDG held any interests either in Connection or in the offeror.

5. Irrevocable undertakings

JDG has received irrevocable undertakings from shareholders representing 62.7% of the issued share capital of Connection. Details on these irrevocable undertakings are set out in paragraph 9.1 on page 16 of this document.

On the last practicable date, the Connection shareholders that provided an irrevocable undertaking in relation to the scheme, which also hold an interest in JDG are as follows:

Shareholder	**Interest in Connection**		**Interest in JDG**	
	Number of shares held at the last practicable date	**Percentage of scheme shares**	**Number of shares held at the last practicable date**	**Percentage of JDG issued share capital**
Stanlib Asset Management	3 458 345	12.4	21 841 870	12.4
Frater Asset Management	3 230 753	11.6	526 300	0.3
Old Mutual Asset Management	1 956 480	7.0	34 384 594	20.0
Total	**8 645 578**	**31.0**	**56 752 764**	**32.7**

6. Costs of the scheme

All costs relating to the scheme, including JSE and SRP documentation fees, printing and publishing costs and amounts payable to transaction advisors will initially be borne by Connection. JDG will, however, ultimately bear these costs given that post the transaction, Connection will become a wholly-owned subsidiary of JDG or its wholly-owned subsidiary and operating arm, namely JDG Trading (Proprietary) Limited.

7. Experts' consents

RMB, PBA, Investec, ACMB, PSG Capital, Feinsteins and Fluxmans have consented in writing to the inclusion of their names and reports in this document in the form and context in which they appear and have not withdrawn their consents prior to the publication of this document.

8. Material changes

On 21 April 2005, Connection announced the general repurchase of 1 919 843 ordinary shares, equal to 4.96% of the issued ordinary shares, for a total value of R18 million. The details of this share repurchase were provided in the SENS announcement released on 21 April 2005.

There have been no other material changes in the financial or trading position of Connection since the publication of the interim results for the six months ended 28 February 2005.

9. Litigation statement

There are no legal or arbitration proceedings that may have, or have had, during the 12-month period preceding the date of this document, a material effect on the financial position of Connection. Connection is not aware of any such proceedings that are pending or threatened.

10. Material contracts

Connection has not entered into any significant material contracts, either verbally or in writing, during the two years immediately preceding the last practicable date, or at any other time that contains an outstanding material obligation or settlement, other than in the ordinary course of business.

11. Directors' responsibility statements

11.1 Connection directors' responsibility statement

The directors of Connection, whose names are given on page 26 of this document, as far as the information relates to Connection:

- have considered all statements of fact and opinion in this document;
- accept, individually and collectively, full responsibility for such statements; and
- certify that, to the best of their knowledge and belief, there are no omissions of material facts or considerations which would make any statements of fact or opinion contained in this document false or misleading and have made all reasonable enquiries in this regard and that this document contains all information required by law, the SRP and the JSE Listings Requirements.

11.2 JDG directors' responsibility statement

The directors of JDG, whose names are given on page 26 of this document, as far as the information relates to JDG:

- have considered all statements of fact and opinion in this document;
- accept, individually and collectively, full responsibility for such statements; and
- certify that, to the best of their knowledge and belief, there are no omissions of material facts or considerations which would make any statements of fact or opinion contained in this document false or misleading and have made all reasonable enquiries in this regard and that this document contains all information required by law, the SRP and the JSE Listings Requirements.

12. Documents available for inspection

The following documents, or copies of such documents, will be available for inspection at the registered office of Connection situated at 6 Mellis Road, Mellis Park, Rivonia, Sandton, 2128 during normal office hours from Wednesday 31 August 2005 up to and including the date on which the scheme is sanctioned:

12.1 this document, incorporating, *inter alia,* the scheme and the explanatory statement;

12.2 the Order of Court convening the scheme meeting;

12.3 the audited financial statements of Connection for the financial periods ended 31 May 2001 and 31 May 2002;

12.4 the audited financial statements of Connection for the financial periods ended 31 August 2003 and 31 August 2004;

12.5 the irrevocable undertakings to vote in favour of the scheme referred to in paragraph 5 above;

12.6 the memorandum and articles of association of Connection;

12.7 the letter from Investec, independent advisor to the Connection board, regarding the transaction;

12.8 written consents from RMB, PBA, Investec, ACMB, PSG Capital, Feinsteins and Fluxmans for the inclusion of their names and reports in this document in the form and context in which they appear;

12.9 the Connection Share Scheme trust deed; and

12.10 a signed copy of the implementation agreement between Connection, JDG and JDG Trading (Proprietary) Limited.

For and on behalf of

CONNECTION GROUP HOLDINGS LIMITED

A G Kirk
Chief Executive Officer

Rivonia
31 August 2005

For and on behalf of

JD GROUP LIMITED

Gerald Völkel
Financial Director

Braamfontein
31 August 2005

Financial information relating to Connection

The following financial information has been extracted from the audited financial statements of Connection for the periods ended 31 August 2004 and 2003 and 31 May 2002 and 2001. These financial statements were audited by Deloitte.

There have been no material changes since the last reporting date.

Group balance sheets

	Note	Year ended 31 August 2004 R'000	15-month period ended 31 August 2003 R'000	Year ended 31 May 2002 R'000	Year ended 31 May 2001 R'000
ASSETS					
Non-current assets		69 669	38 120	51 106	76 811
Plant and equipment	12	36 197	19 780	22 800	23 800
Non-current receivables	13	10 182	6 352	4 302	3 211
Intangible assets	14	18 602	–	–	21 802
Deferred taxation	15	4 688	11 988	24 004	27 998
Current assets		189 126	170 536	195 165	120 249
Inventories	16	91 983	71 535	75 343	47 609
Trade and other receivables	17	15 990	17 501	38 633	40 236
Bank balances and cash		81 153	81 500	81 189	32 404
TOTAL ASSETS		258 795	208 656	246 271	197 060
EQUITY AND LIABILITIES					
Shareholders' equity		49 215	36 186	47 927	45 888
Issued capital and premium	18	1 627	2 704	31 536	31 536
Translation reserve		825	911	1 215	1 379
Accumulated profit/(loss)		46 763	32 571	15 176	12 973
Non-current liabilities	19	1 508	3 039	833	–
Current liabilities		208 072	169 431	197 511	151 172
Trade and other payables	20	194 531	163 778	190 080	143 217
Provisions	19	8 952	4 536	6 789	7 955
Taxation		4 589	1 117	642	–
TOTAL EQUITY AND LIABILITIES		258 795	208 656	246 271	197 060

Group Income statements

	Note	Year ended 31 August 2004 R'000	15-month period ended 31 August 2003 R'000	Year ended 31 May 2002 R'000	Year ended 31 May 2001 R'000
Revenue	4	790 927	1 012 112	886 139	746 154
Continuing operations		790 927	832 069	712 120	734 732
Discontinued operations		–	180 043	174 019	11 422
Cost of sales		(578 783)	(756 890)	(673 003)	(565 108)
Gross profit		212 144	255 222	213 136	181 046
Staff costs		(74 209)	(98 449)	(91 307)	(75 370)
Administrative expenses		(34 882)	(47 669)	(44 071)	–
Other operating expenses		(52 147)	(56 857)	(42 026)	(76 031)
Net profit before interest and depreciation		50 906	52 247	35 732	29 645
Continuing operations		50 906	47 280	33 746	28 201
Discontinued operations		–	4 967	1 986	1 444
Depreciation		(9 639)	(12 746)	(11 015)	(8 984)
Amortisation of intangible assets		(477)	–	–	–
Operating profit before interest	5	40 790	39 501	24 717	20 661
Net interest received	6	2 395	2 736	(564)	(1 540)
Profit before exceptional items		43 185	42 237	24 153	19 121
Continuing operations		43 185	37 955	27 333	20 241
Discontinued operations		–	4 282	(3 180)	(1 120)
Exceptional items (discontinued operations)	7	–	(3 730)	(1 430)	(2 042)
Profit/(Loss) on sale of discontinued operations	8	–	250	(17 445)	–
Amortisation of goodwill		–	–	(697)	(697)
Profit before taxation		43 185	38 757	4 581	16 382
Taxation	9	(13 128)	(10 888)	(2 378)	(3 317)
Profit after taxation		30 057	27 869	2 203	13 065
Attributable to minority interest		–	(293)	–	18
Net profit for the period		30 057	27 576	2 203	13 083
Continuing operations		30 057	26 247	21 122	16 166
Discontinued operations		–	1 329	(18 919)	(3 083)
Weighted average number of shares in issue ('000)	10.1	33 076	40 395	46 875	46 875
Headline earnings per share (cents)	10.2	92.16	76.91	41.24	34.3
Earnings per share (cents)	10.4	90.87	68.27	4.70	27.9
Diluted headline earnings per share (cents)	11	87.44	75.50	36.29	31.00
Diluted earnings per share (cents)	11	86.21	67.01	4.14	25.80
Dividend per share (cents)		25.00	18.00	–	–
Net asset value per share (cents)		151.29	106.55	102.25	51.40

	Note	Year ended 31 August 2004 R'000	15-month period ended 31 August 2003 R'000	Year ended 31 May 2002 R'000	Year ended 31 May 2001 R'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts from customers		792 438	1 001 988	877 683	745 488
Cash paid to suppliers and employees		(732 277)	(959 302)	(832 789)	(712 522)
Cash generated by trading activities	21.1	60 161	42 686	44 894	32 966
Net interest received/(paid)		2 395	2 736	(564)	(1 540)
Taxation paid	21.2	(2 356)	(734)	–	–
Dividend paid		(5 751)	–	–	–
Net cash inflow from operating activities		54 449	44 688	44 330	31 426
CASH FLOWS FROM INVESTING ACTIVITIES					
Investment to maintain operations		(6 769)	(4 788)	(2 213)	168
Proceeds on disposal of plant and equipment		289	25	79	1 288
Purchase of plant and equipment		(7 058)	(4 813)	(2 292)	(1 120)
Decrease in amounts due to subsidiaries		–	–	–	–
Investments to (expand)/ reduce operations		(33 508)	(2 667)	6 668	(26 904)
Purchase of plant and equipment		(4 911)	(5 949)	(6 618)	(18 225)
Increase in capitalised development expenditure		–	–	(4 963)	(4 190)
Net cash inflow on disposal of subsidiary		–	3 282	18 249	–
Net cash outflow on acquisition of business	21.3	(28 597)	–	–	(4 489)
Net cash inflow/(outflow) from investing activities		(40 277)	(7 455)	4 455	(26 736)
CASH FLOWS FROM FINANCING ACTIVITIES					
Ordinary share buy-back		–	(8 347)	–	–
Purchase of treasury shares		(5 606)	(11 396)	–	–
Purchase of share trust shares		(5 583)	(15 279)	–	–
Increase in deferred share purchase scheme receivable		(3 330)	(1 900)	–	–
Net cash outflow from financing activities		(14 519)	(36 922)	–	–
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(347)	311	48 785	4 690
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		81 500	81 189	32 404	27 714
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		81 153	81 500	81 189	32 404

Group statement of changes in equity

	Share capital R'000	Share premium R'000	Foreign currency translation reserve R'000	Accumulated profit/ (accumulated deficit) R'000	Total R'000
Balance at 1 June 2000	2 344	29 192	801	(110)	32 227
Exchange differences arising on translation of foreign entity	–	–	578	–	578
Net profit for the year	–	–	–	13 083	13 083
Balance at 31 May 2001	2 344	29 192	1 379	12 973	45 888
Exchange differences arising on translation of foreign entities	–	–	(164)	–	(164)
Net profit for the year	–	–	–	2 203	2 203
Balance at 31 May 2002	2 344	29 192	1 215	15 176	47 927
Exchange differences arising on translation of foreign entities	–	–	(304)	–	(304)
Deferred taxation resulting from trademark adjustment	–	–	–	(1 500)	(1 500)
Consolidation of employee share trust	(237)	(8 852)	–	(6 040)	(15 129)
Ordinary shares bought back and cancelled	(173)	(8 174)	–	–	(8 347)
Set-off of treasury stock	(236)	(11 160)	–	–	(11 396)
Rationalisation of group companies	–	–	–	(2 641)	(2 641)
Net profit for the period	–	–	–	27 576	27 576
Balance at 31 August 2003	1 698	1 006	911	32 571	36 186
Exchange differences arising on translation of foreign entities	–	–	(86)	–	(86)
Ordinary shares cancelled	(236)	(3 136)	–	(8 024)	(11 396)
Consolidation of employee share trust	(21)	(1 006)	–	(4 558)	(5 585)
Set-off of treasury stock	186	3 136	–	2 468	5 790
Dividend paid	–	–	–	(5 751)	(5 751)
Net profit for the year	–	–	–	30 057	30 057
Balance at 31 August 2004	1 627	–	825	46 763	49 215

Notes to the annual financial statements

1. Presentation of financial statements

These financial statements are presented in South African Rands since that is the currency in which the majority of Connection Group Holdings Limited transactions are denominated.

2. Adoption of South African Accounting Standards

There have been no new South African Accounting Statements that are applicable in the current period.

3. Summary of significant accounting policies

The financial statements have been prepared under the historical cost convention and, with certain financial instruments carried at fair value in accordance with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below and are consistent in all material respects with those applied in the previous year, with the exception of the consolidation of the employee share trust.

3.1 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

On acquisition, the assets and liabilities of the relevant subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair value of the assets and liabilities recognised.

All inter-company transactions and balances between Group enterprises are eliminated on consolidation.

The Connection Group Holdings Share Trust Scheme ("the Trust") is consolidated in line with the ruling of the JSE's GAAP Monitoring Panel. Where the Trust has purchased the Company's equity share capital, the consideration paid, including any attributable incremental external costs, is deducted from total shareholders' equity as treasury shares. Where such shares are subsequently sold, or reissued, any consideration received is included in shareholders' equity.

3.2 Intangible assets

3.2.1 Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is recognised as an asset and amortised on a straight-line basis over its useful economic life, which is a period of 20 years.

Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet.

On disposal of a subsidiary the attributable amount of unamortised goodwill or negative goodwill is included in the determination of the profit or loss on disposal.

3.2.2 Tradename

Expenditure on tradenames is capitalised and amortised using the straight-line basis over its useful life, being 10 years. Tradenames are not revalued. The carrying amount of tradenames is reviewed annually and adjusted for impairment, where it is considered necessary.

3.3 Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

3.4 Leasing

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

3.5 Foreign currencies

Transactions in currencies other than Rands are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Profit and losses arising on exchange are dealt with in the income statement in the period in which they arise.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the historic rate.

3.6 Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due.

3.7 Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation.

Depreciation is charged so as to write off the cost of assets over their estimated useful lives, using the straight-line method, on the following bases:

• Leasehold improvements	15% and 20%
• Computer equipment	33%
• Motor vehicles	20%
• Office equipment	15%
• Furniture and fittings	15%
• Photographic equipment	16%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

3.8 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

3.9 Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that this will result in an outflow of economic benefits that can be reliably estimated.

3.10 Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences. Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities, which affects neither the tax profit nor the accounting profit at the time of the transaction.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

3.11 Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount for an individual asset, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another Standard, in which case the impairment loss is treated as a revaluation decrease under the Standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another Standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other Standard.

3.12 Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to contractual provisions of the instrument.

3.12.1 Financial assets

The Group's principal financial assets are cash and cash equivalents (bank balances and overdrafts, cash on hand, deposits on call and money market instruments) and trade receivables. Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

3.12.2 Financial liabilities and equity instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. Financial liabilities include nominal interest-bearing bank overdrafts and trade and other payables. Interest-bearing bank overdrafts are recorded at the proceeds received, net of direct issue costs. Trade and other payables are stated at their nominal value. Equity instruments are recorded at the proceeds received, net of direct issue costs.

3.12.3 Derivative instruments

The Group uses derivative financial instruments primarily relating to foreign currency protection. Foreign currency forward contracts (FEC's) are used to hedge foreign currency fluctuations relating to certain firm commitments. Such derivatives are initially recorded at cost, and are subsequently measured to fair value. Any gains or losses on fair value hedges are included in the income statement for the period.

3.12.4 Interest rate and liquidity risk

The interest rate risk of the Group is minimal. In the ordinary course of business, the Group receives cash from its operations, which it uses to fund working capital.

3.12.5 Foreign currency risk

The Group is exposed to foreign currency risk on transactions in currencies other than Rands. The Group hedges its exposure to foreign exchange risks by entering into forward contracts.

3.12.6 Credit risk management

Potential concentrations of credit risk consist principally of accounts receivable. At 31 August 2004, the Group did not consider there to be any significant concentration of credit risk that had not been adequately provided for.

3.12.7 Fair value of financial instruments

The carrying values of the financial assets and liabilities reported in the balance sheet approximate fair values at 31 August 2004.

3.12.8 Investments

Investments in all securities are initially recognised at trade date.

3.13 Equity compensation benefits

Share options are granted to management and key employees. No cost is recognised in the income statement in respect of such options.

3.14 Segment report

The principal segments of the Group have been identified on a primary basis by business segment and on a secondary basis by significant geographical region. The basis is representative of the internal structure used for management reporting. Segment revenue reflects both sales to external parties and intergroup transactions across segments.

Segment operating assets and liabilities are only those items that can be specifically identified within a particular segment.

	Year ended 31 August 2004 R'000	15-month period ended 31 August 2003 R'000
4. Revenue		
Continuing operations:		
Group services	–	2 955
Sales of hardware, software and peripherals	790 927	829 114
	790 927	832 069
Discontinued operations:		
Sales of hardware, software and peripherals	–	99 097
Services	–	16 197
Licensing	–	62 051
Consulting	–	2 698
	–	180 043
Total revenue	790 927	1 012 112
5. Operating profit before interest		
Operating profit before interest is arrived at after taking the following into account:		
Auditor's remuneration		
Audit fees	978	825
Fees for other services	124	390
	1 102	1 215
Other professional fees		
Secretarial	42	67
Store development and other	2 376	2 526
	2 418	2 593
Depreciation		
Leasehold improvement	5 094	5 113
Computer equipment	2 722	5 984
Motor vehicles	40	103
Office equipment	165	329
Furniture and fittings	544	1 217
Photographic equipment	1 074	–
	9 639	12 746
Amortisation of intangible assets	477	–
Foreign exchange (profit)/loss	(198)	(699)
Bad debts written off	–	112
Profit on disposal of plant and equipment	(58)	–
Write-off of plant and equipment	7	11
Operating lease payments		
Land and buildings	26 945	30 560
Motor vehicles	–	1 973
Equipment	1 591	2 145
	28 536	34 678

	Year ended 31 August 2004 R'000	15-month period ended 31 August 2003 R'000
Retirement benefit contributions	3 266	5 094
Directors' emoluments		
Executive directors		
Salaries	2 432	3 043
Retirement and medical aid contributions	351	453
Bonuses	2 010	1 400
	4 793	4 896
Executive directors – paid by subsidiaries		
Salaries	–	1 047
Retirement and medical aid contributions	–	143
Bonuses	–	100
	–	1 290
	4 793	6 186
Non-executive directors		
Fees for services	419	362
	5 212	6 548
Number of employees at period end	617	509

6. Net interest received

Interest paid		
Bank	1 087	3 946
Leases	–	5
	1 087	3 951
Interest received		
Bank	3 482	6 687
	2 395	2 736

7. Exceptional items (discontinued operations)

Provision for onerous lease on discontinued operations	–	3 730
	–	3 730

8. Profit/(Loss) on sale of discontinued operations

2004:
None

2003:
With effect from 1 March 2003, the Group disposed of 50% of its shareholding in Enterprise Connection (Proprietary) Limited to Canal Square Investments 26 (Proprietary) Limited. The balance of the interest in the company of 50% was sold to management, namely Paul Moses, on 31 July 2003. The profit on disposal of Enterprise Connection (Proprietary) Limited is disclosed in the table below.

Net assets (after shareholder loan write-off)	–	(4 071)
Consideration received	–	4 670
	–	599
Taxation	–	(642)
	–	(43)
Write-off of minority interests	–	293
	–	250

	Year ended 31 August 2004 R'000	15-month period ended 31 August 2003 R'000
9. Taxation		
South African normal taxation		
Current	4 552	1 117
Secondary tax on companies	721	–
Tax effect of exceptional items	–	–
	5 273	1 117
Foreign taxation		
Current	555	92
Deferred taxation		
Current	7 149	10 171
Prior year	151	(492)
	7 300	9 679
	13 128	10 888
Tax rate reconciliation	%	%
South African normal rate of taxation	30.0	30.0
Secondary tax on companies	1.7	–
Permanent differences	(1.6)	(0.6)
Effect of prior year adjustment	0.3	(1.3)
	30.4	28.1

10. Net profit, earnings per share

10.1 Weighted average number of shares in issue	**(000's)**	**(000's)**
Number of shares in issue	38 697	46 875
Adjusted for treasury stock and cancelled shares	(5 621)	(6 480)
Fully converted weighted average number of shares	33 076	40 395
Account is taken of the number of ordinary shares in issue for the period in which they are entitled to participate in the net profit of the Group		
10.2 Headline earnings per share	**R'000**	**R'000**
Net profit attributable to ordinary shareholders	30 057	27 576
Adjustments:		
Profit on disposal of plant and equipment	(58)	–
Write-off of plant and equipment	7	11
Provision for onerous lease	–	3 730
Amortisation of goodwill	477	–
Profit on sale of discontinued operations	–	(250)
Headline earnings attributable to ordinary shareholders	30 483	31 067
Weighted average number of shares in issue (000's)	33 076	40 395
Headline earnings per share (cents)	92.16	76.91

	Year ended 31 August 2004 R'000	15-month period ended 31 August 2003 R'000
10.3 Headline earnings per share – continuing operations		
Net profit attributable to ordinary shareholders from continuing operations	30 057	26 247
Adjustments:		
Profit on disposal of plant and equipment	(58)	–
Write-off of plant and equipment	7	11
Amortisation of goodwill	477	–
Headline earnings attributable to ordinary shareholders – continuing operations	30 483	26 258
Weighted average number of shares in issue (000's)	33 076	40 395
Headline earnings per share – continuing operations (cents)	92.16	65.00
10.4 Earnings per share		
Net profit attributable to ordinary shareholders	30 057	27 576
Weighted average number of shares in issue (000's)	33 076	40 395
Earnings per share on an attributed basis (cents)	90.87	68.27
10.5 Earnings per share – continuing operations		
Net profit attributable to ordinary shareholders from continuing operations	30 057	26 247
Weighted average number of shares in issue (000's)	33 076	40 395
Earnings per share – continuing operations (cents)	90.87	64.98

11. Diluted earnings per share

Weighted average number of shares in issue (000's)	33 076	40 395
Effect of potential dilution	1 787	755
	34 863	41 150
Diluted headline earnings per share (cents)	87.44	75.50
Continuing operations (cents)	87.44	63.81
Diluted earnings per share (cents)	86.21	67.01
Continuing operations (cents)	86.21	63.78

In calculating diluted earnings per share the maximum potential dilutive effect of all shares vesting under the employee share incentive scheme have been taken into account.

	31 August 2004 R'000	31 August 2003 R'000
12. Plant and equipment		
Cost		
Leasehold improvements	33 294	25 588
Computer equipment	22 324	22 462
Motor vehicles	322	697
Office equipment	2 373	2 126
Furniture and fittings	7 829	7 821
Photographic equipment	13 293	–
	79 435	58 694

	31 August 2004 R'000	31 August 2003 R'000
Accumulated depreciation		
Leasehold improvements	16 261	12 037
Computer equipment	17 579	18 035
Motor vehicles	86	637
Office equipment	1 818	1 702
Furniture and fittings	6 420	6 503
Photographic equipment	1 074	–
	43 238	38 914

	Leasehold improvements R'000	Computer equipment R'000	Motor vehicles R'000	Office equipment R'000	Furniture and fittings R'000	Photographic equipment R'000	Total 2004 R'000	Total 2003 R'000
Movement for the year								
Group								
Opening net book value	13 550	4 427	60	425	1 318	–	19 780	22 800
Acquisition of business	1 504	381	–	39	–	12 482	14 406	–
Additions at cost	7 199	2 676	351	256	676	811	11 969	10 762
Depreciation charge	(5 094)	(2 722)	(40)	(165)	(544)	(1 074)	(9 639)	(12 746)
Disposals	(61)	–	(134)	–	(36)	–	(231)	(25)
Subsidiary disposed	–	–	–	–	–	–	–	(931)
Write-off	(4)	(1)	(1)	–	(1)	–	(7)	(11)
Translation effects	(61)	(16)	–	–	(4)	–	(81)	(69)
Closing net book value	17 033	4 745	236	555	1 409	12 219	36 197	19 780

	31 August 2004 R'000	31 August 2003 R'000
13. Non-current receivables		
Southern Life endowment policy		
Endowment policy asset:		
Erf 332 Rivonia Extension 20 Gauteng		
Fair value at end of year	10 500	12 300
Endowment policy liability:		
Deferred revenue	(5 557)	(7 403)
Onerous lease on subsidy of rentals	(1 291)	(1 745)
	(6 848)	(9 148)
Net closing balance of endowment policy	3 652	3 152
Deferred share purchase scheme receivable		
Opening balance	3 200	1 300
Additional loan	3 330	1 900
Closing balance of loan	6 530	3 200
Net amount of non-current receivables	10 182	6 352

The endowment policy is a financial instrument whose fair value is linked to the value of the shares in Chataprop Holdings 115 (Proprietary) Limited. The sole asset of the company is Erf 332 Rivonia Extension 20 Gauteng which is currently encumbered by a headlease in favour of Nedcor Bank Limited. The endowment policy matures on 28 February 2007. The fair value of the policy at 31 August is R3 652 000 (2003: R3 152 000).

	31 August 2004 R'000	31 August 2003 R'000
14. Intangible assets		
Goodwill		
Cost		
Balance at beginning of the year	–	–
Acquired during the year	19 079	–
Balance at the end of the year	19 079	–
Accumulated amortisation		
Balance at beginning of year	–	–
Amortised during the year	477	–
Balance at the end of the year	477	–
Net book value	18 602	–
Total	18 602	–
15. Deferred taxation		
Deferred taxation assets		
Balance at beginning of the year	11 988	24 004
Prior year (underprovision)/overprovision	(151)	492
Reassessment of trademark allowance	–	(1 500)
Deferred taxation charge	(7 149)	(10 171)
Subsidiary sold	–	(837)
Balance at end of the year	4 688	11 988
The balance at the end of the year comprises the tax effect of:		
Provisions	1 747	2 397
Capital losses	2 172	2 172
Value of assessed loss recognised	62	6 918
Other	707	501
	4 688	11 988
16. Inventories		
Inventories comprise merchandise held for resale	91 983	71 535
Inventory is held at the lower of cost or net realisable value. The Group has pledged inventory of R31 million (2003: R31 million) as security for the Group's banking facilities with First National Bank.		
17. Trade and other receivables		
Trade receivables	5 269	6 653
Less: Provision for doubtful debts	(1 718)	(1 437)
	3 551	5 216
Deposits and prepayments	371	1 721
Rebate and advertising receivables	9 733	5 580
Sundry receivables	2 335	4 984
	15 990	17 501

	31 August 2004 R'000	31 August 2003 R'000

18. Issued capital and premium

18.1 Issued capital and premium

	31 August 2004 R'000	31 August 2003 R'000
Authorised		
100 000 000 ordinary shares of 5 cents each (2003: 100 000 000 ordinary shares of 5 cents each)	5 000	5 000
Issued		
38 697 350 ordinary shares of 5 cents each	1 935	2 171
(2003: 43 422 027 ordinary shares of 5 cents each)		
Reduction in share capital in respect of treasury shares held	(50)	(236)
Consolidation of employee share trust	(258)	(237)
	1 627	1 698
Share premium		
Balance at beginning of the year	1 006	29 192
Reduction in premium in respect of cancelled shares	–	(8 174)
Reduction in premium in respect of treasury shares held	–	(11 160)
Consolidation of share purchase trust	(1 006)	(8 852)
Balance at end of the year	–	1 006
Total issued capital and premium	1 627	2 704

18.2 Buy-back of shares

The Group spent R5.6 million (2003: R11.4 million) on share buy backs and R5.6 million (2003: R15.3 million) on buying shares into the employee share purchase trust, net of recoverable amounts in terms of the deferred share purchase scheme. The employee share trust now holds 7.8 million shares to cover all outstanding options. All purchases were funded from cash generated from operations.

	2004 '000	2003 '000
Total number of shares in issue at beginning of year	43 422	46 875
Number of shares bought back and cancelled	(4 725)	(3 453)
Total number of shares in issue at end of year	38 697	43 422
Number of shares bought back and held as treasury shares	(998)	(4 725)
Total number of shares in issue at end of year, net of buy-backs	37 699	38 697

18.3 Unissued shares

	2004 '000	2003 '000
Treasury shares held	998	4 725
Unissued ordinary shares	61 303	56 578
Total	62 301	61 303

The unissued ordinary shares are under the unrestricted control of the directors until the forthcoming annual general meeting.

	2004 000's	2003 000's
18.4 Share option scheme		
The employee share option scheme has been established as an incentive to employees of the Group to remain in service and to encourage them to acquire a shareholding in the Company in order to create or increase their interest in the Group's success.		
The shares issued in terms of the scheme are reconciled as follows:		
Balance at beginning of period	6 640	7 706
Options granted	3 719	5 080
Options exercised	(1 403)	(4 473)
Options cancelled	(1 187)	(1 673)
	7 769	6 640
The options have been granted at the following prices (cents):		
600	20	38
500	3 619	–
330	100	–
325	350	–
240	1 477	2 420
200	33	130
175	990	1 918
150	600	1 000
100	580	1 134
	7 769	6 640
The options can be exercised on the following dates:		
Currently vested	1 942	1 751
Within one year	1 238	1 620
Within two to five years	4 589	3 269
	7 769	6 640

The employee share purchase trust holds 7.8 million shares which fully covers the outstanding options of 7.8 million at year end, including 2.6 million shares granted under the deferred share purchase scheme.

	Year ended 31 August 2004 R'000	15-month period ended 31 August 2003 R'000
19. Provisions		
ANALYSIS OF PROVISIONS		
Provision for leave pay		
Balance at beginning of the period	2 199	2 893
Utilised during the period	(2 349)	(1 181)
Addition of business	150	–
Amount charged to the income statement	3 215	487
Balance at end of period	3 215	2 199
Provision for warranties and transaction costs		
Balance at beginning of the period	–	2 311
Utilised during the period	–	(1 624)
Amount transferred to onerous lease provision	–	(687)
Balance at end of period	–	–
Provision for onerous lease contract		
Balance at beginning of the period	4 500	1 034
Utilised during the period	(2 088)	(951)
Addition of business	423	–
Amount transferred from warranties and transaction costs provision	–	687
Amount charged to the income statement	–	3 730
Balance at end of period	2 835	4 500
Other provisions		
Balance at beginning of the period	876	1 384
Utilised during the period	(1 320)	(508)
Addition of business	4 315	–
Amount charged to the income statement	539	–
Balance at end of period	4 410	876
Total provisions	10 460	7 575
Total provisions		
Balance at beginning of the period	7 575	7 622
Utilised during the period	(5 757)	(4 264)
Addition of business	4 888	–
Amount charged to the income statement	3 754	4 217
Balance at end of period	10 460	7 575
To be incurred*		
Within one period	8 952	4 536
Between two to five years	1 508	3 039
	10 460	7 575

*The only non-current liability relates to the onerous lease contract.

Provision for leave pay

The provision for leave pay is based on the employees total cost of employment and days leave accrued.

Provision for onerous lease contract

The provision includes closure costs of the discontinued operations, mainly the future rental costs of the unutilised lease property in Cape Town. The provision is calculated on the discounted present value of contractual rental costs, net of anticipated rental income.

Other provisions

General provisions relating to obligations incurred in the normal running of the operations of the Group. In the current period these mostly relate to staff incentive provisions.

	Year ended 31 August 2004 R'000	15-month period ended 31 August 2003 R'000
20. Trade and other payables		
Trade payables	173 847	148 777
VAT liability	2 772	1 667
Accruals	17 912	13 095
Other payables	–	239
	194 531	163 778

21. Cash flow information

21.1 Reconciliation of profit before taxation to cash generated by trading activities

	2004 R'000	2003 R'000
Profit before taxation	43 185	38 757
Adjusted for:		
(Profit)/Loss on sale of discontinued operations	–	(250)
Taxation on disposal	–	(642)
Depreciation	9 639	12 746
Amortisation of goodwill	477	–
Net interest received	(2 395)	(2 736)
Translation loss on plant and equipment	81	69
Profit on disposal of plant and equipment	(58)	–
Deficit on translation of foreign subsidiary	(88)	(304)
Write-off of plant and equipment	7	11
Rationalisation of Group companies	–	(2 641)
	50 848	45 010
Working capital changes	9 313	(2 324)
(Increase)/Decrease in inventory	(20 448)	2 181
Decrease/(Increase) in trade and other receivables	1 511	(10 124)
Increase in trade and other payables	28 250	5 619
	60 161	42 686

21.2 Taxation paid

	2004 R'000	2003 R'000
Balance owing at beginning of the period	(1 117)	(642)
Charged to income statement, excluding deferred tax	(5 828)	(1 209)
Balance owing at end of the period	4 589	1 117
	(2 356)	(734)

	Year ended 31 August 2004 R'000	15-month period ended 31 August 2003 R'000
21.3 Net cash outflow on acquisition of business		
Assets and liabilities acquired:		
Plant and equipment	(14 406)	–
Provisions at acquisition	4 888	–
Goodwill on acquisition	(19 079)	–
Net cash outflow	(28 597)	–

22. Retirement benefit information

The Group has a defined contribution provident fund, governed by the Pension Funds Act, which is administered, independently of the finances of the Group, by a registered private fund administrator and insurance company.
The majority of the Group's employees are members of the Connection Group Provident fund, while membership is compulsory for all new employees.

The total cost charged to income of R3.3 million (2003: R5.1 million) represents contributions payable to this scheme by the employees of the Group at rates specified in the rules of the scheme.

23. Capital commitments

	2004 R'000	2003 R'000
Capital commitments for opening new stores:		
Contracted but not provided	6 917	586
Approved but not contracted	4 282	1 500
	11 199	2 086

Capital expenditure will be funded from existing cash resources and banking facilities available to the Group

24. Operating lease commitments

	2004 R'000	2003 R'000
Operating leases (land and buildings):		
Payable within one year	22 776	17 133
Within two to five years	42 038	38 016
Over five years	2 374	3 872
	67 188	58 021
Operating leases (equipment):		
Payable within one year	384	429
	67 572	59 450

25. Contingent liabilities

	2004 R'000	2003 R'000
During the period, the following contingent liabilities have been identified:		
Guarantees	4 232	4 232
Litigation claims	378	585
	4 610	4 817

Guarantees are issued to bankers and others for facilities, in the normal course of business.

Litigation, all of which is pending, is not likely to have a material adverse effect on the Group.

Price history of Connection on the JSE

			High (cents)	Low (cents)	Closing (cents)	Volume
Highest, lowest and closing prices for each quarter and aggregated quarterly volumes						
2002	September		235	175	190	7 277 752
	December		240	180	202	5 144 956
2003	March		330	175	228	4 907 621
	June		255	210	251	11 867 431
	September		370	250	370	4 413 296
	December		535	362	535	5 838 312
2004	March		590	515	570	3 888 242
	June		575	515	565	3 205 858
	September		770	550	770	3 318 214
Highest, lowest and closing prices for each month and aggregated monthly volumes						
2004	August		700	610	673	1 112 439
	September		770	650	770	562 014
	October		900	770	888	1 177 683
	November		1 020	855	990	728 464
	December		1 050	890	1 050	867 119
2005	January		1 079	870	910	1 073 377
	February		955	915	950	737 173
	March		1 000	900	939	908 941
	April		966	870	966	5 453 484
	May		1 010	960	960	985 519
	June		1 030	960	1 025	778 039
	July		1 350	1 030	1 300	1 163 237
Highest, lowest and closing daily price and daily volume						
2005	July	1	1 060	1 030	1 050	177 668
		4	1 100	1 075	1 075	54 180
		5	1 080	1 080	1 080	12 280
		6	1 080	1 080	1 080	9 000
		7	1 055	1 051	1 055	13 104
		8	1 100	1 070	1 100	54 100
		11	1 100	1 100	1 100	7 136
		12	1 115	1 110	1 110	205 546
		13	1 150	1 110	1 150	75 360
		14	1 201	1 190	1 200	16 300
		15	1 300	1 235	1 300	30 100
		18	1 350	1 300	1 300	19 320
		19	1 350	1 320	1 320	19 545
		20	1 325	1 300	1 300	20 716
		21	1 300	1 300	1 300	39 522
		22	1 345	1 300	1 345	17 530
		25	1 310	1 310	1 310	200
		26	1 330	1 330	1 330	119 480
		27	1 320	1 300	1 300	2 100
		28	1 320	1 319	1 320	115 300
		29	1 330	1 300	1 300	154 750

			High (cents)	Low (cents)	Closing (cents)	Volume
2005	August	1	1 455	1 430	1 452	208 979
		2	1 475	1 450	1 460	108 100
		3	1 455	1 455	1 455	42 940
		4	1 454	1 448	1 454	57 692
		5	1 455	1 452	1 455	405 581
		8	1 455	1 452	1 455	257 409
		10	1 455	1 455	1 455	56 776
		11	1 459	1 456	1 456	104 452
		12	1 456	1 456	1 456	11 400
		15	1 457	1 457	1 457	34 104
		16	1 460	1 457	1 460	102 354
		17	1 460	1 456	1 457	24 420
		18	1 456	1 456	1 456	7 200
		19	1 457	1 456	1 457	216 500

Source: I-Net Bridge

Independent fair and reasonable opinion of Investec

"The Board of Directors
Connection Group Holdings Limited
6 Mellis Road
Mellis Park
Rivonia, 2128

22 August 2005

Dear Sirs

INDEPENDENT FAIR AND REASONABLE OPINION ON THE SCHEME OF ARRANGEMENT, PROPOSED BY *JD GROUP LIMITED* ("JDG"), BETWEEN CONNECTION GROUP HOLDINGS LIMITED ("CONNECTION") AND CERTAIN OF ITS SHAREHOLDERS AND IF THE SCHEME FAILS, THE SUBSTITUTE OFFER ("THE PROPOSED TRANSACTION")

1. Introduction

Investec Corporate Finance, a division of Investec Bank Limited ("Investec"), has been appointed in terms of Rule 3.1 of the Securities Regulations Code on Take-overs and Mergers by the board of directors of Connection ("the Connection Board") to provide them with independent advice as to whether the terms and conditions of the Proposed Transaction are fair and reasonable.

2. The Proposed Transaction

2.1 The Connection Scheme

JDG has submitted to the Connection Board a notice of its firm intention to acquire the entire issued ordinary share capital of Connection ("the Offer").

JDG's intention is to implement the Offer by way of a scheme of arrangement in terms of section 311 of the Companies Act, No 61 of 1973, as amended ("the Companies Act") ("the Connection Scheme") to be proposed by JDG between Connection and all its ordinary shareholders, other than the treasury shares held by Connection or any of its subsidiary companies and the Connection Group Holdings Share Trust Scheme ("the Trust") ("Connection Shareholders" or "Scheme Members").

Should the Connection Scheme be implemented, JDG will acquire all the Connection issued shares held by Connection Shareholders. As a result Connection will become a wholly-owned subsidiary of JDG and the listing of the shares of Connection on the JSE Limited ("the JSE") will be terminated.

In terms of the Connection Scheme, Scheme Members registered as such on the record date for the Connection Scheme will receive a cash consideration of R14.75 per Connection share ("Cash Consideration"). Scheme Members are also entitled to participate in any dividends declared for the year ended 31 August 2005 up to a maximum of 35 cents per share.

2.2 The Substitute Offer

In the event that the scheme does not become operative for any reason, a substitute offer will be made by JDG to the Connection Shareholders at an amount equal to the Cash Consideration ("the Substitute Offer"). The Substitute Offer is conditional upon at least nine-tenths of Connection Shareholders' acceptance thereof. Should at least nine-tenths of the Connection Shareholders accept the Substitute Offer, JDG intends to invoke the provisions of section 440K of the Companies Act.

Full details of the Proposed Transaction are contained in the circular to be posted to Connection Shareholders on or about 31 August 2005 ("the Circular").

3. Procedures performed

In arriving at our opinion set forth herein, we have considered and performed the following procedures:

- reviewed the terms of the Proposed Transaction;
- reviewed financial and other publicly available information relating to Connection;
- held discussions with various directors and members of the management team of Connection;
- analysed the historic share prices and volumes traded in Connection shares;
- performed a valuation of Connection as outlined in paragraph 4 below;
- reviewed the budgets and forecasts prepared by Connection;
- reviewed various analyst reports of Connection before the potential offer was announced;
- reviewed trading multiples of comparable companies on various global exchanges;
- considered the rationale and potential benefits of the Proposed Transaction to Connection Shareholders; and
- considered the general economic, market and other conditions impacting on Connection.

4. Valuation

Investec performed a valuation of Connection to determine whether the Cash Consideration represents fair value to Connection Shareholders. The discounted cash flow ("DCF") approach was the primary valuation methodology employed, supplemented with other valuation methodologies such as an analysis of comparable revenue, earnings and earnings before interest, tax, depreciation and amortisation multiples. In applying the DCF various scenario analyses and sensitivities were performed to test the outcome in respect of key value drivers.

5. Opinion

In forming our opinion we have assumed and relied upon the accuracy and completeness of the information provided and the representations made to us by Connection, whether in writing or obtained through discussions with the management of Connection or their representatives or information in the public domain ("the Information").

In reaching our opinion, we have assumed and relied upon the accuracy and completeness of the Information. We have not audited, or confirmed the accuracy or completeness of the Information, whether publicly available or furnished to us, concerning Connection including, without limitation, any financial information, forecasts or projections considered in rendering our opinion. We have evaluated only the information, which we consider central to determining the fairness and reasonableness of the Proposed Transaction to Connection Shareholders by considering whether or not it is reasonable in the light of surrounding circumstances relating to Connection of which we are aware and, on this basis, we are of the view that the Information is reasonable.

Our opinion is based on the economic, financial, market and other conditions prevailing at 19 August 2005. Subsequent developments may affect this opinion, which we are under no obligation to update, revise or re-affirm.

In forming the opinion, in addition to the procedures set out in paragraph 3, cognisance was also taken of the sensitivity of Connection's earnings to the Rand : Dollar exchange rate and the corresponding effect on the share price.

Based upon the valuations performed by Investec the Cash Consideration of R14.75 implies a 9% premium to R13.50, which is the lowest value that would be regarded as being fair and reasonable to Connection Shareholders, provided the Proposed Transaction is implemented in accordance with the timeframe envisaged in the Circular to Connection Shareholders.

Our opinion does not constitute a recommendation to any Connection Shareholder as to how such shareholder should vote on the Proposed Transaction. An individual shareholder's decision may be influenced by such shareholder's particular circumstances and a shareholder should consult an independent advisor if in any doubt as to the merits or otherwise of the Proposed Transaction.

6. Relevant information about Investec

Investec may hold shares in Connection or JDG from time to time, which investments would be held in the ordinary course of Investec's asset management activities, private client portfolios or securities trading. Other than such equity interests, Investec has no equity interest, direct or indirect, beneficial or non-beneficial in Connection.

Investec have acted as independent financial advisor to the Connection Board in providing this opinion and will receive a fee for our services, payment of which is in no way linked to a successful outcome to the Proposed Transaction.

7. Consent

Investec hereby consents to the inclusion of this letter and references to this opinion in the Circular in the form and context in which it appears.

Yours faithfully

Andy Leith	**Kevin Kerr**
INVESTEC BANK LIMITED	**INVESTEC BANK LIMITED"**

Exchange Control Regulations

The definitions and interpretations set out on pages 7 to 10 of this document, where required, have been used in this Annexure.

The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants. In the event of scheme participants having any doubts, they should consult their professional advisors without delay.

1. Residents of the common monetary area

In the case of certificated scheme participants whose registered addresses in Connection's register of members are within the common monetary area and whose documents of title are not restrictively endorsed in terms of the Exchange Control Regulations, the scheme consideration will be posted or electronically transferred, depending on the election of the certificated scheme participant.

In the case of dematerialised scheme participants whose registered addresses in Connection's register of members are within the common monetary area in terms of the Exchange Control Regulations, the scheme consideration will be credited to their account held at their CSDP/broker.

2. Emigrants from the common monetary area

2.1 Cash consideration

2.1.1 In the case of certificated scheme participants, the scheme consideration will be forwarded to the authorised dealer in foreign exchange in South Africa controlling such certificated scheme participants' blocked assets in terms of the Exchange Control Regulations. The attached form of substitute offer acceptance and surrender (yellow) makes provision for the details of the authorised dealer concerned to be given.

2.1.2 In the case of dematerialised scheme participants, be credited to the account of the relevant scheme participants' CSDP/broker, which shall arrange for the same to be credited directly to the scheme participants' blocked Rand bank account, held by the scheme participants' authorised dealer and held to order of that authorised dealer.

2.1.3 If the information regarding the authorised dealer is not given or the instructions are not given as required, the scheme consideration will be held by Connection for the certificated scheme participants concerned pending receipt of the necessary information or instructions. No interest will be paid on any cash amounts so held.

3. All other non-residents of the common monetary area

In the case of scheme participants who are non-residents, but who are not emigrants from the common monetary area, whose registered addresses are outside the common monetary area and whose documents of title have been restrictively endorsed under the Exchange Control Regulations, the scheme consideration will:

3.1 Cash consideration

3.1.1 In the case of certificated scheme participants, be posted to the registered addresses in Connection's register of members of the non-residents concerned, unless written instructions to the contrary are received and an address or bank details for electronic transfer are provided. The attached form of substitute offer acceptance and surrender (yellow) makes provision for a substitute address or bank details; or

3.1.2 In the case of dematerialised scheme participants, be credited directly to the bank accounts nominated for the relevant scheme participants by their duly appointed CSDP/broker in terms of the provisions of the custody agreement with their CSDP/broker.

3.1.3 If the information regarding the authorised dealer is not given or the scheme consideration, having been sent by ordinary post to the scheme participant, is returned, the scheme consideration will be held by Connection for the certificated scheme participants concerned pending receipt of the necessary information or instructions. No interest will be paid on the scheme consideration so held.

All CSDPs/brokers with whom shares have been dematerialised should note that they are required to comply with the Exchange Control Regulations set out above.

The substitute offer

1. Definitions

Except as set out below and unless indicated otherwise by the context, the definitions and interpretations set out on pages 7 to 10 of this document, shall apply *mutatis mutandis* to this Annexure, and the following words and phrases shall have the meaning stated opposite them.

"closing date"	if the substitute offer becomes effective it is expected that it will close at 17:00 on Friday 9 December 2005, which date JDG may extend from time to time and is subject to certain conditions precedent, as set forth in paragraph 2.2 on page 59, having been met;
"Connection Share Scheme"	Connection Group Holdings Share Trust Scheme (Master's Reference Number IT 8014/97), which holds 7 166 297 shares, which shares are excluded from the scheme and the substitute offer and which will be dealt with in accordance with rule 20 and rule 29 of the trust deed that relate to the treatment of the shares held by the Connection Share Scheme in the event of a take-over of Connection;
"excluded parties"	collectively, the following: • the Connection Share Scheme in respect of the shares held by it; and • Software Connection (Proprietary) Limited in respect of the treasury shares that it holds;
"offer shares"	shares held by the offerees;
"offerees"	shareholders recorded in the register on the substitute offer record date other than the excluded parties, being shareholders to whom the substitute offer is made;
"opening date"	09:00 on the first business day following on the day it is established that the scheme has failed, for any reason, which in such eventuality is expected to be on Wednesday 9 November 2005;
"substitute offer"	the offer by JDG to the offerees to acquire their offer shares for the substitute offer consideration, which substitute offer will be deemed to have been made (1) subject to fulfilment of certain conditions precedent set out in paragraph 2.2 and (2) only if the scheme fails for any reason;
"substitute offer consideration"	the consideration payable to each offeree, being R14.75 in cash in South African Rand for every offer share held;
"substitute offer payment date"	the date on which: • the substitute offer consideration is posted to certificated shareholders; and • dematerialised shareholders' accounts with their CSDPs/brokers are updated with the substitute offer consideration, in respect of those offerees who have accepted the substitute offer by its closing date which is expected to be on Monday 12 December 2005 subject to certain conditions precedent, as set out in paragraph 2.2, having been met;
"substitute offer record date"	the last day to be recorded in the register in order to receive the substitute offer consideration, which is expected to be on Friday 9 December 2005, subject to certain conditions precedent, as set out in paragraph 2.2, having been met; and
"treasury shares"	3 636 514 Connection shares repurchased by Connection and which are held in Software Connection (Proprietary) Limited, a wholly-owned subsidiary of Connection.

Important dates and times

	2005
Press announcement that the substitute offer has been made published on	Wednesday 9 November
Substitute offer opens at 09:00 on	Wednesday 9 November
Last day to trade for shareholders wishing to accept the substitute offer consideration on	Friday 2 December
Shares trade "ex" the substitute offer on	Monday 5 December
Substitute offer closes at 12:00 (assuming no extension of the substitute offer) on	Friday 9 December
Record date for shareholders to be recorded in the register in order to receive the substitute offer consideration on	Friday 9 December
Substitute offer consideration posted to certificated shareholders (if documents of title are received on or prior to the substitute offer record date) on or about	Monday 12 December
or, failing receipt of documents of title on or before the closing date of the substitute offer, within five business days of receipt thereof by the transfer secretaries	
Dematerialised offerees have their safe custody accounts held at their CSDP/broker credited with the substitute offer consideration	
Results of the substitute offer and notice in terms of section 440K, if applicable, published on or about	Tuesday 13 December
Listing suspended from commencement of business on or about	Wednesday 14 December
	2006
Compulsory acquisition of the shares becomes effective (if applicable and assuming no extension of the substitute offer) on or about	Wednesday 25 January
Termination of Connection's listing on JSE from commencement of business on or about	Friday 27 January

Notes:

1. **These dates and times are subject to change. Any such change will be released on SENS and published in the press.**
2. Share certificates may not be rematerialised or dematerialised between Monday 5 December 2005 and Friday 9 December 2005, both days inclusive and after Tuesday 13 December 2005 should notice of section 440K of the Companies Act be given.

2. The substitute offer

In the event that the scheme fails for any reason and subject to fulfilment of the condition precedent set out in paragraph 2.2.1 below, JDG will be deemed to have made an irrevocable offer to purchase the offer shares for R14.75 in cash for every offer share held on the substitute offer record date on the terms and conditions set out in this annexure.

2.1 Substitute offer period

Unless the dates of the substitute offer are changed by notice in the press and on SENS, the substitute offer will open for acceptance at 10:00 on Wednesday 9 November 2005 and will close at 12:00 on Friday 9 December 2005. JDG may extend the period during which the substitute offer is open for acceptance by further notification on SENS and in the press, and which cannot remain unconditional as to acceptance for more than 60 days, without the prior consent of the SRP.

In the event that JDG elects to extend the period for acceptance of the substitute offer it may waive the condition precedent set out in paragraph 2.2.2 below.

2.2 Conditions precedent

2.2.1 The making of the substitute offer is conditional on the scheme not becoming operative;

2.2.2 The implementation of the substitute offer and payment of the substitute offer consideration are conditional upon offerees accepting the substitute offer by the closing date in respect of not less than nine tenths of the offer shares, which condition JDG may, in its discretion, waive in which event it will acquire so many shares as have been tendered in terms of the substitute offer;

2.2.3 The unconditional approval of the Competition authorities and any other regulatory authorities to the extent required.

If the conditions precedent to the implementation of the substitute offer are not fulfilled or waived the substitute offer will not be implemented.

2.3 Compulsory acquisition in terms of section 440K of the Companies Act

The provisions hereof shall be subject to the fulfilment of the conditions precedent in paragraph 2.2 above.

Should the substitute offer be accepted by the offerees in respect of nine tenths or more of the offer shares, JDG will invoke the provisions of section 440K of the Companies Act (the provisions of which are set out in Annexure 6) to compulsorily acquire all the offer shares in respect of which the substitute offer was not accepted. In the event of JDG acquiring all the offer shares, application will be made to the JSE for the immediate suspension and subsequent termination of the listing of the shares on the JSE.

Should the substitute offer be accepted by offerees in respect of less than nine tenths of all the offer shares, the substitute offer will fail for want of fulfilment of the condition precedent set out in paragraph 2.2.2, unless JDG waives fulfilment of that condition in which event it will acquire those shares tendered.

3. Acceptance of the substitute offer

3.1 Acceptance of the substitute offer by certificated shareholders must be made on:

3.1.1 the relevant attached form of substitute offer acceptance and surrender (yellow) attached to this document; or

3.1.2 the relevant further form of acceptance and surrender which will be sent to shareholders recorded in the register on the opening date of the substitute offer, by completing and lodging the same with the transfer secretaries prior to the closing date.

The CSDP/broker of dematerialised offerees will request the dematerialised offerees concerned to indicate if they wish to accept the substitute offer.

4. Settlement of the substitute offer consideration

The provisions of this paragraph shall be subject to the fulfilment of the conditions precedent in paragraph 2.2.3 above and no payment will be effected prior thereto.

4.1 The provisions of the scheme in relation to:

4.1.1 the settlement of the scheme consideration and surrender of documents of title by certificated scheme participants; or

4.1.2 the withdrawal of the holdings of dematerialised shareholders and the crediting of the scheme consideration to them in terms of the custody agreement entered into between the dematerialised shareholders and their CSDP/broker,

will apply *mutatis mutandis* in relation to the discharge of the substitute offer consideration with the "closing date" being substituted for the "consideration record date". The same shall apply to any surrender in respect of any acceptance of the substitute offer, save that Connection will undertake no obligations of any nature whatsoever in terms of administering the substitute offer. The transfer secretaries will be appointed by JDG to act on its behalf for the purposes of the substitute offer. It is specifically provided, however, that the substitute offer consideration arising out of any acceptance of the substitute offer will, unless previous arrangements have been made for collection, be posted, by the transfer secretaries on behalf of JDG at the risk of the offerees who accepted the substitute offer and submitted a duly completed form of substitute offer acceptance and surrender (yellow) together, where appropriate, with the documents of title prior to the closing date.

Dematerialised shareholders should note that their safe custody accounts will be credited with the substitute offer consideration arising out of any acceptance of the substitute offer in terms of the custody agreement entered into between such dematerialised shareholders and the CSDP/broker.

4.2 Settlement of the substitute offer consideration will be implemented in full in accordance with the terms of the substitute offer without regard to any lien, right of set-off, counterclaim, deduction, withholding or other analogous right to which JDG may otherwise be entitled.

5. Opinions and recommendations

5.1 Investec has been appointed by the Connection board as an independent advisor to advise the board as to the fairness and reasonableness of the substitute offer consideration. Investec has considered the terms of the substitute offer and the substitute offer consideration and is of the opinion that the substitute offer is fair and reasonable to the offerees. The text of the letter from Investec in this regard is set out in Annexure 3.

5.2 The directors of Connection whose interests are disclosed on page 26 of this document, have considered the terms of the substitute offer and have considered the opinion of the independent advisor, and are of the opinion that the terms of the substitute offer are fair and reasonable.

5.3 Messrs. P G Joubert and A G Kirk intend accepting the substitute offer in respect of their offer shares.

6. Amendment or variation of the substitute offer

No amendment or variation of the substitute offer shall be valid unless it is agreed to by Connection and JDG in writing and approved by the SRP, provided that Connection and JDG shall not agree to any amendment or variation that has the effect of reducing the substitute offer consideration.

7. Applicable law

The substitute offer is made in compliance with the requirements of the Code, and is governed by and subject to the provisions of the laws of South Africa and each offeree will be deemed, by his acceptance, to have consented and submitted to the jurisdiction of the Courts of South Africa in relation to all matters arising out of or in connection with the substitute offer and acceptance thereof.

8. Undertakings

Undertakings to accept the substitute offer in respect of their holdings of shares at the opening date have been received from 62.7% of shareholders. The names and holdings of these shareholders are set out on page 16 of this circular.

9. Exchange Control Regulations

A summary of the Exchange Control Regulations that will also be applicable to the substitute offer, is contained in Annexure 4 of this document. Offerees who are in any doubt as to the action they should take should consult their professional advisors.

10. Summary of financial effects

The summary of the financial effects of the scheme on the scheme participants, as set out in paragraph 3 on page 25 of this document, shall apply *mutatis mutandis* to offerees accepting the substitute offer.

11. Mandates

Each mandate or instruction from offerees in force on the date on which the substitute offer becomes effective will be deemed to be a mandate to JDG in relation to the substitute offer consideration to be received by that offeree.

12. Applicable provisions

The provisions of paragraphs 3.3, 3.4 and 7 of the explanatory statement and paragraph 10 of the scheme of arrangement document, shall apply, *mutatis mutandis,* to the substitute offer.

No payment will be made until such time as the substitute offer is implemented and the conditions precedent in clause 2.2.3 are fulfilled.

Section 440K of the Companies Act

440K. Compulsory acquisition of securities of minority in affected transaction

(1)(a) If an offer for the acquisition of securities under an affected transaction involving the transfer of securities or any class of securities of a company to an offeror, has within four months after the date of the making of such offer been accepted by the holders of not less than nine-tenths of the securities or any class of securities whose transfer is involved (other than securities already held at the date of the issue of the offer by, or by a nominee for, the offeror or its subsidiary), the offeror may at any time within two months after the date of such acceptance give notice in the prescribed manner to any holder of such securities who has not accepted the said offer, that he or it desires to acquire his/her or its securities, and where such notice is given, the offeror shall be entitled and bound to acquire those securities on the terms on which under the affected transaction the securities of the holders who have accepted the offer, were or are to be transferred to the offeror, unless on an application made by such holder within six weeks from the date on which the notice was given, the Court:

(i) orders that the offeror shall not be so entitled and bound; or

(ii) imposes conditions of acquisition different from those of the offer.

(b) If the said offer has not been accepted to the extent necessary for entitling the offeror to give notice under sub-section (1)(a), the Court may, on application by the offeror, issue an Order authorising him to give notice under that sub-section if the Court is satisfied that:

(i) the offeror has, after reasonable enquiry, been unable to trace one or more of the persons holding securities to which the offer relates;

(ii) the securities whose transfer is involved, by virtue of acceptances of the offer, together with the securities held by the person or persons referred to in sub-paragraph (i), amount to not less than the minimum specified in sub-section (1)(a); and

(iii) the consideration offered is fair and reasonable,

but the Court shall not issue an Order under this paragraph unless it considers that it is just and equitable to do so having regard, in particular, to the number of holders of securities who have been traced but who have not accepted the offer.

(2) Where a notice has been given by the offeror under sub-section (1) and the Court, on an application made by a holder of the securities who has not accepted the offer, has not ordered as contemplated in sub-section (1)(a), the offeror shall, on the expiration of six weeks from the date on which the notice was given, or, if an application to the Court by such holder is then pending, after the application has been disposed of, transmit a copy of the notice to the offeree company, together with an instrument of transfer executed on behalf of such holder by any person appointed by the offeror, and pay or transfer to the offeree company the amount or other consideration representing the price payable by the offeror for the securities which by virtue of this section he or it is entitled to acquire, and, subject to the payment of the stamp duties ordinarily payable, the offeree company shall thereupon register the offeror as the holder of those securities: Provided that an instrument of transfer shall not be required for any security for which a share warrant is for the time being outstanding.

(3) Where, in pursuance of an affected transaction referred to in sub-section (1), securities of an offeree company were or are to be transferred to a person and those securities, together with any other securities of the said offeree company held by, or by a nominee for, the offeror or its subsidiary at the date of the acceptance of the offer in question, comprise or include nine-tenths of the securities in the offeree company or of any class of those securities, then:

(a) the offeror shall within a month from the date of such acceptance (unless he or it has already complied with this requirement under sub-section (1)) give notice of the fact in the prescribed manner to the holders of the remaining securities or of the remaining securities of that class, as the case may be, who have not accepted the offer under the affected transaction in question; and

(b) any such holder may within three months from the giving of the notice to him require the offeror to acquire the securities in question,

and where the holder gives notice under paragraph (b) in relation to any securities, the offeror shall be entitled and bound to acquire those securities on the conditions on which under the affected

transaction the securities of the holders who have accepted the offer were or are to be transferred to him or it, or on such other conditions as may be agreed upon or as the Court on the application of either the offeror or the holder may think fit to order.

(4) Any sum, and any dividend or other sum accruing from any other consideration, received by the offeree company under this section shall be paid into a separate bank account with a banking institution registered under the Banks Act, 1965 (Act No. 23 of 1965), and any such sums, dividend or any other consideration so received shall be held in trust by the offeree company for the person entitled to the securities in respect of which the said sums, dividend or other consideration was received.

(5) In this section any reference to a "holder of securities who has not accepted the offer" includes any holder who has failed or refused to transfer his/her securities to the offeror in accordance with the affected transaction.

Extracts from the Connection Share Scheme trust deed

"20. TAKE-OVER OF THE COMPANY

20.1 Should an offer be made to the shareholders of the COMPANY or any COMPANY in the GROUP or a scheme of arrangement between the COMPANY or any company in the GROUP and its shareholders (or any class of them) be proposed by virtue of which ultimate effective control of the COMPANY or any company in the GROUP would pass to another person or persons or company different from those who hold the ultimate effective control prevailing at the time of creation of the TRUST, then, if such offer or scheme becomes binding and any PARTICIPANT'S employment ceases within 1 (One) year of such offer or scheme becoming binding, that PARTICIPANT shall upon such cessation of service be entitled to elect to request the TRUSTEES to purchase the total number of SCHEME SHARES beneficially held by him at the SELLING PRICE.

20.2 Should control of the COMPANY or any Company in the GROUP pass to another person or persons or company as a result of a *bona fide* take-over, reconstruction or amalgamation which makes provision for PARTICIPANTS to receive shares issued by such other person(s) or in such other company in substitution for their SCHEME SHARES on terms which in the opinion of the AUDITORS (such opinion being given by them as experts) are not less favourable than those on which those PARTICIPANTS are entitled to SCHEME SHARES, they shall be obliged to accept such shares issued by such other person(s) or in such other company on such terms. The AUDITORS' determination in respect of the above terms shall be final and binding on the TRUSTEES, the COMPANY and all PARTICIPANTS and shall not be subject to review."

"29. TAKE-OVER OF THE COMPANY

Should control of the COMPANY or any Company in the GROUP pass to another person or persons or company as a result of a take-over, reconstruction or amalgamation which makes provision for PARTICIPANTS to whom options have been granted to acquire SHARES in the COMPANY, to be granted options in respect of shares issued by such other person(s) or in such other company in substitution for their OPTIONS, on terms which in the opinion of the AUDITORS (such opinions being given by them as experts) are not less favourable than those on which the PARTICIPANTS are entitled to acquire OPTIONS, they shall be deemed to have been granted such options on such terms and the original OPTIONS shall ipso facto lapse. The AUDITORS' determination in respect of the above terms shall be final and binding on the TRUSTEES, the COMPANY and all PARTICIPANTS and shall not be subject to review."

Order of Court

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) **Case number: 05/18990**

Before the Honourable Justice J Mkhanya
on 30 August 2005

In the *ex parte* application of:

CONNECTION GROUP HOLDINGS LIMITED **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 1997/005390/06)

Having read the documents filed and having considered the matter:

IT IS ORDERED THAT:

1. a meeting ("the scheme meeting") in terms of section 311(1) of the Companies Act No. 61 of 1973, as amended ("the Companies Act"), of the ordinary shareholders of the Applicant (apart from both the holders of the treasury shares, numbering 3 636 514 that have been bought back by Connection and which are held in Software Connection (Proprietary) Limited, a wholly-owned subsidiary of Connection and the Connection Group Holdings Share Trust Scheme, Master's Reference Number IT8014/97 in respect of the shares held by it) recorded in the register as such at 17:00 on 26 October 2005 ("the scheme members") be convened by the chairperson referred to in paragraph 2 of this Order of Court ("this Order") to be held in the boardroom of the Applicant, at its registered office, 6 Mellis Road, Mellis Park, Rivonia, Sandton, 2128 on 28 October 2005 at 10:00, for the purpose of considering and, if deemed fit, agreeing, with or without modification, to the scheme of arrangement ("the scheme") proposed by JD Group Limited ("JDG") between the Applicant and the scheme members, substantially in the form contained in Annexe "A2" to the founding affidavit in this matter, provided that if at the date of the scheme meeting, the transaction giving rise to the scheme has not been unconditionally approved or conditionally approved (provided such conditions are acceptable to JDG in its absolute discretion) by the Competition Tribunal in terms of the Competition Act, No 89 of 1998, as amended ("the Competition approval"), then either the scheme shall be conditionally sanctioned by this Honourable Court pending such Competition approval being obtained or the return date therefor being extended from time to time, and in either event not later than 31 March 2006;

2. Mr Arthur J Aaron (or failing him any other senior partner of Werksmans attorneys be and is hereby appointed as chairperson of the scheme meeting ("the chairperson");

3. the chairperson is authorised to:

3.1 convene the scheme meeting;

3.2 appoint scrutineers for the purpose of the scheme meeting;

3.3 determine the validity and acceptability of any form of proxy submitted for use at the scheme meeting and/or any adjournment thereof;

3.4 adjourn the scheme meeting from time to time if the chairperson considers it necessary to do so; and

3.5 determine the procedure to be followed at the scheme meeting and any adjournment thereof;

4. the Applicant shall cause a notice convening the scheme meeting (substantially in the form contained in the papers before this Honourable Court at pages 86 to 88 of Annexe "A2" to the founding affidavit) to be published once in each of Business Day, Die Burger, Beeld and the Government Gazette at least 14 (fourteen) calendar days before the date of the scheme meeting. The notice shall state:

4.1 the basic characteristics of the scheme and recording that if at the time of the scheme meeting Competition approval has not been obtained, then the sanction of the scheme shall either be conditionally granted by this Honourable Court pending such Competition approval, alternatively the return date therefor may be extended from time to time as determined by this Honourable Court but in either event not later than 31 March 2006;

4.2 the time, date and venue of the scheme meeting;

4.3 that the scheme meeting has been convened in terms of this Order to consider and, if deemed fit, to agree, with or without modification, to the scheme;

4.4 that a copy of this Order, the scheme and the explanatory statement in terms of section 312(1) of the Companies Act may be inspected during normal business hours at any time prior to the scheme meeting at the registered office of the Applicant at 6 Mellis Road, Mellis Park, Rivonia, Sandton, 2128 and at the office of the chairperson 155 5th Street, Sandown, Sandton, Johannesburg; and

4.5 that a copy of this Order, the scheme and the explanatory statement in terms of Section 312(1) of the Companies Act may be obtained free of charge on request during normal business hours by any scheme member at the places mentioned in paragraph 4.4 of this Order;

5. copies of:

5.1 the scheme and the statements in terms of section 312(1) of the Companies Act explaining the scheme substantially in the form of the scheme and statements attached to the papers before this Honourable Court;

5.2 the notice convening the scheme meeting substantially in the form of the notice attached to the papers before this Honourable Court showing the time, date and place of the scheme meeting;

5.3 the form of proxy to be used at the scheme meeting (substantially in the form of the form of proxy attached to the papers before this Honourable Court at pages 89 and 92 of Annexe "A2" to the founding affidavit; and

5.4 this Order of Court,

shall be posted by the Applicant at least 14 (fourteen) calendar days before the date of the scheme meeting to each of the ordinary shareholders of the Applicant at their addresses as reflected in the Applicant's register of members at the close of business on a date not more than 4 (four) business days before the date of such posting and in respect of holders of dematerialised shares, at the addresses as notified by STRATE to the Applicant's transfer secretaries on a date not more than 4 (four) business days before the date of such posting;

6. copies of:

6.1 the scheme and the statements in terms of section 312(1) of the Companies Act substantially in the form of the scheme and the statements attached to the papers before this Honourable Court;

6.2 the notice convening the scheme meeting substantially in the form of the notice attached to the papers before this Honourable Court;

6.3 a form of proxy substantially in the form of the form of proxy attached to the papers before this Court; and

6.4 this Order of Court,

shall lie for inspection at, and copies of these documents may be obtained free of charge from the registered office of the Applicant and from the office of the chairperson during normal business hours at the places mentioned in paragraph 4.4 for at least 14 (fourteen) calendar days prior to the date of the scheme meeting;

7. the date of posting of the documents referred to in paragraph 5 shall be evidenced by an affidavit deposed by a representative of the Applicant duly supported by post office receipts;

8. the chairperson shall report by way of affidavit the results of the scheme meeting to this Court on Tuesday 8 November 2005 at 10:00 or so soon thereafter as Counsel may be heard;

9. the report required by this Court from the chairperson shall give details of:

9.1 the number of scheme members present in person at the scheme meeting (including those represented) and the number of shares held by them;

9.2 the number of scheme members represented by proxy at the scheme meeting and the number of shares held by them together with information as to the numbers represented by the chairperson in terms of proxies annexed to the scheme document;

9.3 any proxies which have been disallowed;

9.4 all resolutions passed at the scheme meeting, with particulars of the number of votes cast in favour of and against each such resolution and of any abstentions, indicating in each case how many votes were cast by the chairperson in terms of proxies which were annexed to the scheme document;

9.5 all rulings made and directions given by the chairperson at the scheme meeting;

9.6 the relevant portions of documents and reports submitted or tabled at the scheme meeting which have a bearing on the merits or demerits of the scheme, including copies thereof; and

9.7 the main points of any other proposals which were submitted to the scheme meeting;

10. the Applicant shall arrange to make available at the places mentioned in paragraph 4.4 (and the notice of the scheme meeting which is published and sent to scheme members shall include a statement that it will be so available) a copy of the chairperson's report to this Court, free of charge, to any scheme member on request, for at least 1 (one) week before the date fixed by this Court for the chairperson to report back to it;

11. any scheme member wishing to vote by proxy should tender as his/her proxy the form of proxy referred to in paragraph 5.3 of this Order. The form of proxy must be completed and returned in accordance with the instructions therein to the Applicant's transfer secretaries, namely, Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), to be received by no later than 10:00 on Thursday 27 October 2005;

12. scheme members who hold certificated ordinary shares in the Applicant or dematerialised ordinary shares in the Applicant through a Central Securities Depository Participant ("CSDP") or broker and have "own name" registration and wish to vote by proxy, should tender as their proxy, the form of proxy referred to in paragraph 5.3 of this Order. In addition, a form of proxy may be handed to the chairperson up to 10 (ten) minutes before the scheme meeting is due to commence; and

13. scheme members who hold shares in the Applicant which have been dematerialised and are held on the sub- register, other than on an own name registration basis, who wish to attend the scheme meeting or to vote by way of proxy, must contact their CSDP, institutional depository or broker who will furnish them with the necessary authority to attend the scheme meeting or to be represented thereat by proxy. This must be done in terms of the agreement between the member and his/her CSDP, institutional depository or broker.

By Order of the Court

Court Registrar

Attorneys to the Applicant
Fluxmans Inc. (Reference Mr Saul Shoot)
11 Bierman Avenue
Rosebank
Johannesburg
(Private Bag X41, Saxonwold, 2132)

Notice of scheme meeting

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) **Case number: 05/18990**

BEFORE THE HONOURABLE J. MKHANYA

In the *ex parte* application of:

CONNECTION GROUP HOLDINGS LIMITED **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 1997/005390/06)

NOTICE OF A SCHEME MEETING

NOTICE IS HEREBY GIVEN THAT, in terms of an order of Court dated Tuesday 30 August 2005, the High Court of South Africa (Witwatersrand Local Division) ("Court") has ordered that a meeting ("scheme meeting") in terms of section 311 of the Companies Act No. 61 of 1973, as amended ("the Companies Act") of the ordinary shareholders, other than excluded parties of the Applicant, being both the holders of the treasury shares, numbering 3 636 514 that have been bought back by Connection and which are held in Software Connection (Proprietary) Limited, a wholly-owned subsidiary of Connection and the Connection Group Holdings Share Trust Scheme, Master's Reference Number IT8014/97 in respect of the shares held by it, ("the excluded members") registered as such at 17:00 on Wednesday 26 October 2005 ("the scheme members"), be held under the chairmanship of Arthur J Aaron, or failing him, any other partner of Werksmans ("chairman"), at 6 Mellis Road, Mellis Park, Rivonia, Sandton, 2128 at 10:00 on Friday 28 October 2005 (or any adjourned date as determined by the chairperson ("adjourned meeting") for the purpose of considering and, if deemed fit, of approving, with or without modification, a scheme of arrangement ("the scheme") proposed by JDG between the Applicant and its ordinary shareholders excluding the excluded members, ("scheme participants"), provided that the scheme meeting shall not be entitled to agree to any modification of the scheme which has the effect of diminishing the rights that are to accrue in terms thereof to scheme participants.

The implementation of the scheme is subject to fulfilment of the conditions precedent stated therein including, but not limited to, the sanction of the above Honourable Court provided that if at the date of the scheme meeting, the Competition approval has not been obtained, then either the scheme shall be conditionally sanctioned by this Honourable Court pending such Competition approval or the return date therefor shall be extended from time to time, and in either event not later than 31 March 2006.

The purpose of the scheme meeting is to consider, and if deemed fit, to agree to the scheme. The basic characteristic of the scheme is that, upon implementation, JDG (or its wholly-owned subsidiary JDG Trading (Proprietary) Limited will become the owner of 100% of the Applicant's ordinary shares held by scheme participants and the scheme participants will receive a cash consideration of R14.75 for each ordinary share in the Applicant disposed of to JDG pursuant to the scheme.

Copies of this notice, the form of proxy to be used at the scheme meeting or any adjourned scheme meeting, the scheme, the explanatory statement in terms of section 312(1) of the Companies Act explaining the scheme and the order of Court summoning the scheme meeting, are included in the document to which this notice is attached and form part thereof and may be inspected or obtained, free of charge, during normal business hours, at any time prior to the scheme meeting, at the registered office of the Applicant, being 6 Mellis Road, Mellis Park, Rivonia, Sandton, 2128 and at the office of the transfer secretaries, Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000).

Scheme members who hold certificated ordinary shares in the Applicant and scheme members who hold dematerialised ordinary shares in the Applicant through a Central Securities Depository Participant ("CSDP") or broker in "own name" registration form may attend, speak and vote in person at the scheme meeting or any adjourned meeting, or may appoint one or more proxies (who need not be members of the Applicant) to attend, speak and vote at the scheme meeting in the place of such scheme members. Forms of proxy for this purpose are included in the document which has been posted to all shareholders of the Applicant at their addresses as recorded in the register of members of the Applicant at the close of business four calendar days before the date of such posting. Properly completed forms of proxy must be lodged with or posted to the transfer secretaries of the Applicant, Ultra Registrars (Pty) Limited, 11 Diagonal Street,

Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000) to be received by no later than 10:00 on Thursday 27 October 2005, or on the business day immediately preceding any adjourned meeting, or handed to the chairperson no later than 10 minutes before the scheme meeting or adjourned scheme meeting is due to commence. Notwithstanding the aforegoing, the chairman may approve in his discretion the use of any other form of proxy.

Scheme members who hold certificated ordinary shares in the Applicant through a nominee and shareholders who hold dematerialised ordinary shares in the Applicant through a CSDP/broker and not in "own name" registration form should timeously inform their nominees, CSDPs/brokers, as the case may be, to issue them with the necessary authorisation to attend the scheme meeting or should they not wish to attend the scheme meeting in person, to timeously provide their nominees, CSDPs/brokers, as the case may be, with their voting instructions in order for their votes to be represented at the scheme meeting.

Where there are joint holders of the Applicant's ordinary shares, any one of such persons may vote at the scheme meeting in respect of such ordinary shares as if such joint holder was solely entitled thereto, but if more than one such joint holders be present or represented at the scheme meeting, that one of the said persons whose name appears first in the Applicant's share register or their proxy, as the case may be, will alone be entitled to vote in respect thereof.

In terms of the aforementioned Order of Court, the chairperson must report the results of the Scheme Meeting to the above Honourable Court on Tuesday 8 November 2005 at 10:00 or so soon thereafter as counsel may be heard. A copy of the chairperson's report to the Court will be available on request to any scheme member, free of charge, at the registered office of the Applicant during normal business hours at least seven calendar days prior to the date fixed by the Court for the chairperson to report back to it.

____

Chairperson of the scheme meeting

Attorneys to the scheme
Fluxmans Inc. (Reference Mr Saul Shoot)
11 Bierman Avenue
Rosebank
Johannesburg
(Private Bag X41, Saxonwold, 2132)

CONNECTION GROUP HOLDINGS

Connection Group Holdings Limited

(Registration number 1997/005390/06)
(Incorporated in the Republic of South Africa)
Share code: CCT ISIN: ZAE000042529
("Connection" or "the company")

Form of proxy

Only for use by Connection shareholders who hold their Connection shares in certificated form or dematerialised shareholders with "own name" registration.

For use by shareholders of the company, registered as such at the close of business on Wednesday 26 October 2005 ("the scheme members") at a meeting convened in terms of an Order of the High Court of South Africa (Witwatersrand Local Division), to be held at Connection's registered office, 6 Mellis Road, Mellis Park, Rivonia, Sandton, 2128 at 10:00 on Friday 28 October 2005 ("the scheme meeting").

If you have dematerialised your shares with a Central Securities Depository Participant ("CSDP")/broker and you do not own shares in "own name" dematerialised form, you must arrange with them to provide you with the necessary authority to attend the scheme meeting or you must instruct them as to how you wish to vote in this regard. This must be done in terms of the agreement entered into between you and the CSDP/broker.

I/We ____________________

being the holders of [   ] certificated Connection shares or dematerialised "own name" Connection shares do hereby appoint (see note 1):

1. ____________________ or failing him/her,

2. ____________________ or failing him/her,

3. the chairperson of the scheme meeting

as my/our proxy to attend and speak on my/our behalf at the scheme meeting and, if deemed fit, approving (see note 3):

with modification†	(delete whichever is not applicable)
without modification	

a scheme of arrangement ("the scheme") to be proposed by JD Group Limited between the company and its shareholders, and at any adjournment of the scheme meeting to vote for and/or against the scheme and/or abstain from voting in respect of the shares registered in my/our name/s, in accordance with the following instructions (see note 2):

For the scheme	Number of votes*
Against the scheme	Number of votes*
Abstain from voting	Number of votes*

* One vote per share held by scheme members.

Signed at __________ on __________ 2005

Signature ____________________

Capacity of signatory (where applicable) ____________________

Note: Authority of signatory to be attached – see note 9.

Assisted by me (where applicable) ____________________

Full name ____________________

Capacity ____________________

Signature ____________________

† If a scheme member agrees that the scheme may be modified, the scheme member may, if s/he so desires, indicate the manner and extent of any such modification to which the proxy may agree on a separate form which must be lodged at or posted to the address stipulated in note 4, together with this form of proxy. In addition, please refer to the conditions stipulated in note 4.

Please read the notes on the reverse side hereof.

Notes:

1. Each scheme member is entitled to appoint one or more proxies (none of whom need be a member of the company) to attend, speak and vote in place of that scheme member at the scheme meeting.
2. A scheme member may insert the name of a proxy or the names of two alternative proxies of the scheme member's choice in the space/s provided, with or without deleting "the chairperson of the scheme meeting" but the scheme member must initial any such deletion. The person whose name stands first on the form of proxy and who is present at the scheme meeting will be entitled to act as proxy to the exclusion of those whose names follow.
3. A scheme member's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by the scheme member in the appropriate box provided. Failure to comply with the above will be deemed to authorise and direct the chairperson of the scheme meeting, if the chairperson is the authorised proxy, to vote in favour of the scheme, or any other proxy to vote or abstain from voting at the scheme meeting as s/he deems fit, in respect of all the scheme member's votes exercisable at the meeting.
4. If a scheme member agrees that the scheme may be modified, the scheme member may indicate the manner and the extent of such modification to which the proxy may agree on a separate sheet of paper which must be lodged with or posted to Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000) to be received not later than 10:00 on Thursday 27 October 2005 or may be handed to the chairperson of the scheme meeting not later than 10 minutes before the scheme meeting is due to commence.

   It should be noted that, notwithstanding that a scheme member indicates that the scheme may not be modified, the chairperson (if the chairperson is the authorised proxy) or any other proxy shall nevertheless be entitled to agree to a modification of the scheme in terms of which the scheme consideration is increased.

   If a scheme member fails to indicate whether the scheme may be approved with or without modification, or fails to indicate the manner and the extent of any modification to which the proxy may agree, such failure shall be deemed to authorise the chairperson of the scheme meeting or any other proxy, if the chairperson deems fit, to agree to the scheme with or without modification as he/she deems fit, in respect of all the scheme member's votes exercisable at the meeting.
5. Forms of proxy must be lodged with or posted to Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000) to be received by not later than 10:00 on Thursday 27 October 2005. Alternatively, forms of proxy may be handed to the chairperson of the scheme meeting by not later than 10 minutes before the scheme meeting is due to commence.
6. The completion and lodging of this form of proxy will not preclude the relevant scheme member from attending the scheme meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof, should such scheme member wish to do so.
7. The chairperson of the scheme meeting may reject or accept any form of proxy which is completed and/or received other than in accordance with these notes, provided that the chairperson is satisfied as to manner in which the scheme member concerned wishes to vote.
8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
9. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the company or its transfer secretaries or waived by the chairperson of the scheme meeting.
10. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Connection or the transfer secretaries.
11. Where ordinary shares are held jointly, all joint holders are required to sign.
12. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Connection.
13. **Dematerialised shareholders who do not own Connection shares in "own name" dematerialised form and who wish to attend the scheme meeting or to vote by way of proxy, must contact their CSDP/broker who will furnish them with the necessary authority to attend the scheme meeting or to be represented thereat by proxy. This must be done in terms of the agreement between the shareholder and his/her CSDP/broker.**

CONNECTION GROUP HOLDINGS

Connection Group Holdings Limited

(Registration number 1997/005390/06)
(Incorporated in the Republic of South Africa)
Share code: CCT ISIN: ZAE000042529
("Connection")

Form of substitute offer acceptance and surrender

For use by Connection shareholders who hold their Connection shares in certificated form only in relation to a scheme of arrangement in terms of section 311 of the Companies Act and a substitute offer.

This form should be read in conjunction with the document sent to shareholders dated 31 August 2005:

This form is attached for the convenience of certificated shareholders of Connection shares who may wish to surrender his/her documents of title prior to the date of the scheme meeting to be held on Friday 28 October 2005.

Instructions:

A separate form of substitute offer acceptance and surrender is required for each certificated scheme member.

Part A must be completed by all certificated shareholders who return this form.

Part B must be completed by certificated shareholders who are emigrants from or non-residents of the Republic of South Africa and Namibia and the Kingdoms of Swaziland and Lesotho ("the common monetary area"). (See Note 2 overleaf)

Part C must be completed by all certificated shareholders who wish to accept the substitute offer in the event that the scheme fails and the substitute offer becomes effective.

A certificated shareholder who fails to complete Part C or indicates non-acceptance of the substitute offer in Part C will have his/her documents of title returned in the event that the scheme fails.

To: The transfer secretaries

By hand
Ultra Registrars (Pty) Limited
11 Diagonal Street
Johannesburg
2001

By post
Ultra Registrars (Pty) Limited
PO Box 4844
Johannesburg
2000

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed overleaf, in respect of my/our holding of shares in Connection.

PART A – All certificated shareholders must please complete all the blocks below and overleaf (in block capitals).

Surname or Name of corporate body

First names (in full)

Address to which the scheme consideration should be sent

Postal code

Country

Share certificates and/or other documents of title surrendered

Name of registered holder (separate form for each holder)	Certificate number(s) (in numerical order)	Number of shares covered by each certificate
	Total	

Signature of Connection ordinary shareholder	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
(State full name and capacity)	
Date 2005	
Telephone number (Home) ( )	
Telephone number (Work) ( )	

Please also read notes on the reverse side hereof.

PART B – To be completed by all certificated shareholders who are emigrants from and non-residents of South Africa (see note 1 and 2 below).

The consideration will be forwarded to the authorised dealer nominated below for its control. Accordingly, non-residents who are emigrants from South Africa must provide the following information:

Name of authorised dealer

Account number

Address

Account number

If no nomination is made above, the scheme consideration will be held in trust by the transfer secretaries.

Part C – To be completed by all certificated shareholders of Connection shares who wish to accept the substitute offer.

A shareholder who fails to complete or indicates non-acceptance of the substitute offer in Part C will have his/her documents of title returned in the event that the scheme fails.

Substitute offer:

1. I/We wish | to accept | not to accept | (Please tick the appropriate box)

   the substitute offer upon the terms and conditions as set out in the document

   dated 31 August 2005, in respect of [ ] Connection shares,

   held by me/us and I/we surrender, in accordance with such terms and conditions, my/our said documents of title. (Failure to state a number of shares shall be deemed to indicate acceptance of the substitute offer in respect of all shares indicated by the documents of title surrendered by that shareholder or his/her representative).
2. If the substitute offer is not accepted or is refused on this form it may nevertheless be accepted by certificated holders of Connection shares on a similar form which will be sent to Connection shareholders immediately upon the substitute offer opening. Acceptance may be made at any time prior to the closing of the substitute offer.
3. I/We acknowledge that this acceptance of the substitute offer must be lodged, together with the relevant document of title, prior to the closing date of the substitute offer.

Signature of shareholder

Date 2005 Telephone number ( )

Signatories may be called upon for evidence of their authority or capacity to sign this form.

Notes:

1. Emigrants from the common monetary area must complete Section 1 of Part B.
2. All other non-residents of the common monetary area must complete Section 1 of Part B (if they wish the consideration to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the consideration (in the case of emigrants or non-residents) will be held in trust by the transfer secretaries pending receipts of the necessary nomination or instruction.
4. If this form of acceptance, transfer and surrender is returned with the relevant documents of title, it will be treated as a conditional surrender which is made subject to the scheme of arrangement between Connection and the scheme members ("the scheme") becoming effective. Documents surrendered in anticipation of the scheme becoming operative will be held in trust by the transfer secretaries until the scheme becomes operative. Should the scheme not become operative or the substitute offer is not made or the certificated shareholder concerned has not accepted the substitute offer in Part C, the transfer secretaries will, within five business days, return the documents of title to the certificated shareholders concerned, by registered post at the risk of such shareholders.
5. The scheme consideration will not be sent to scheme members unless and until documents of title in respect of the relevant scheme shares have been surrendered to Ultra Registrars (Pty) Limited.
6. If a shareholder produces evidence to the satisfaction of Connection that documents of title in respect of Connection shares have been lost or destroyed, Connection may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
7. All valid acceptances of the substitute offer received by the transfer secretaries shall be irrevocable and may not be withdrawn once made.
8. JD Group Limited ("JDG") is bound in terms of the offer to accept only those shares surrendered in terms of the offer. However, JDG reserves the right, without prejudice to its other rights, to condone the non-observance by any offeree of any of the terms of the offer.
9. Persons who have acquired shares in Connection after 31 August 2005, the date of posting of the document to which this form of substitute offer acceptance and surrender is attached, can obtain copies of the form of substitute offer acceptance and surrender and the document from Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000).
10. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE Limited ("JSE"), lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form.
11. Any alteration to this form of substitute offer acceptance and surrender must be signed in full and not initialled.
12. If this form of substitute offer acceptance and surrender is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by Connection or its transfer secretaries).
13. Where the shareholder is a company or a close corporation, unless it has already been registered with Connection or its transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of substitute offer acceptance and surrender must be submitted if so requested by Connection.
14. Note 12 above does not apply in the event of this form bearing the stamp of a broking member of the JSE.
15. Where there are joint holders of any shares, only that holder whose name stands first in the register in respect of such shares need sign this form of substitute offer acceptance and surrender.